AGORA S.A.

REPORT OF THE INDEPENDENT AUDITOR

ON REVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2005

PREPARED UNDER

INTERNATIONAL FINANCIAL REPORTING STANDARDS

KPMG

KPMG Audyt Sp. z o.o.
ul. Chłodna 51
00-867 Warszawa, Polska

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INDEPENDENT AUDITORS' REVIEW REPORT ON THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF THE AGORA S.A. GROUP FOR THE PERIOD FROM 1 JANUARY 2005 TO 30 JUNE 2005

To *the Shareholders of Agora S.A.*

We have reviewed the accompanying interim consolidated financial statements of the Agora S.A. Group, with its registered office in Warsaw, ul. Czerska 8/10, that consist of the consolidated balance sheet as at 30 June 2005, with total assets of and total liabilities and equity of PLN 1,561,072 thousand, the consolidated profit and loss account for the period from 1 January 2005 to 30 June 2005 with a net profit of PLN 91,359 thousand, the statement of changes in consolidated equity for the period from 1 January 2005 to 30 June 2005 with an increase in equity of PLN 44,812 thousand, the consolidated cash flow statement for the period from 1 January 2005 to 30 June 2005 with an increase in cash amounting to PLN 68,698 thousand, and accounting policies and explanatory notes.

Management of the Company is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with respect to matters not regulated by the above standards, in accordance with the Accounting Act dated 29 September 1994 (Official Journal from 2002, No. 76, item 694 with amendments) and the respective laws and in accordance with the Decree of the Council of Ministers dated 21 March 2005 on current and periodical information provided by issuers of securities (Official Journal from 2005, No. 49, item 463). Our responsibility is to issue a report on these interim consolidated financial statements, based on our review.

We conducted our review in accordance with Standard No. 4 of the professional standards *General principles for the review of financial statements*, issued by the National Council of Certified Auditors and with International Standard on Review Engagements 2410 *Review of Interim Financial Information Performed by the Independent Auditor of the Entity*. A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements do not present fairly, in all material respects, the financial position of the Agora S.A. Group as at 30 June 2005, and of its financial performance and its cash flows for the period from 1 January 2005 to 30 June 2005 in accordance with International Financial Reporting Standards as adopted by the European Union.

signed on the Polish original

....

Certified Auditor 90046/7419
Marcin Domagała

signed on the Polish original

....

On behalf of KPMG Audyt Sp. z o.o.
ul. Chłodna 51, 00-867 Warsaw
Certified Auditor No. 90046/7419
Marcin Domagała,
Member of the Board of Directors

Warsaw, 27 September 2005

AGORA S.A.

CONSOLIDATED FINANCIAL STATEMENTS
as at 30 June 2005 and for six month period then ended
prepared under
INTERNATIONAL FINANCIAL REPORTING STANDARDS

Contents

Consolidated balance sheet as at 30 June 2005

(all amounts in PLN thousands unless otherwise indicated)

	Note	As at 30 June 2005	As at 31 December 2004	As at 30 June 2004
ASSETS				
Non-current assets:				
Intangible assets	2	253,968	253,408	261,678
Property, plant and equipment	3	705,012	742,632	777,269
Investments	4	20,301	20,696	20,873
Investments in associates	5	5,068	5,180	6,315
Receivables and prepayments		6,267	1,415	977
Deferred tax assets	13	15,065	15,910	17,023
		1,005,681	1,039,241	1,084,135
Current assets:				
Inventories	6	12,263	18,586	12,339
Accounts receivable and prepayments	7	200,046	154,339	155,306
Income tax receivable		19	3,650	5,862
Short-term securities and other financial assets	8	186,468	142,571	69,901
Cash and cash equivalents	9	156,595	87,897	52,774
		555,391	407,043	296,182
Total assets		1,561,072	1,446,284	1,380,317

Consolidated balance sheet as at 30 June 2005

(all amounts in PLN thousands unless otherwise indicated)

		As at 30 June 2005	As at 31 December 2004	As at 30 June 2004
EQUITY AND LIABILITIES				
Equity attributable to equity holders of the parent				
Share capital	10	56,758	56,758	56,758
Share premium		353,646	353,646	353,646
Retained earnings and other reserves	11	778,720	714,286	659,751
		1,189,124	1,124,690	1,070,155
Minority interest	30	(18,068)	1,554	848
Total equity		1,171,056	1,126,244	1,071,003
Non-current liabilities:				
Deferred tax liability	13	52,742	49,003	45,523
Interest-bearing loans and borrowings	12	153,596	104,721	122,065
Retirement severance provision	14	1,413	1,437	1,479
Provisions	15	-	20	882
Deferred revenues i accruals	16	2,331	2,886	3,071
		210,082	158,067	173,020
Current liabilities:				
Retirement severance provision	14	12	20	19
Accounts payable	17	127,887	85,354	84,235
Income tax liabilities		2,394	10	160
Short-term borrowings	12	4,539	34,872	17,659
Provisions	15	5,042	2,566	6,218
Deferred revenues i accruals	16	40,060	39,151	28,003
		179,934	161,973	136,294
Total liabilities and shareholders' equity		1,561,072	1,446,284	1,380,317

Accompanying notes are an integral part of these consolidated financial statements.

Consolidated income statement for six months ended 30 June 2005

(all amounts in PLN thousands unless otherwise indicated)

	Note	Six months ended 30 June 2005	Six months ended 30 June 2004
Sales	18	615,949	474,954
Cost of sales	19	(334,817)	(296,084)
Gross profit		281,132	178,870
Selling expenses	19	(117,944)	(87,864)
Administrative expenses	19	(55,250)	(54,688)
Other operating income	20	11,419	9,274
Other operating expenses	21	(11,426)	(26,814)
Operating profit		107,931	18,778
Finance income	25	10,783	6,641
Finance cost	26	(7,453)	(10,734)
Share of results of associates		(112)	(974)
Profit before income taxes		111,149	13,711
Income tax expense	27	(19,790)	(1,556)
Net profit for the period		91,359	12,155
Attributable to:			
Equity holders of the parent		92,052	11,781
Minority interest		(693)	374
		91,359	12,155
Earnings per share (in PLN)	29	1.62	0.21

Accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in shareholders' equity for six months ended 30 June 2005

(all amounts in PLN thousands unless otherwise indicated)

	Equity attributable to equity holders of the parent					Minority interest	Total equity
	Share capital	Share premium	Retained earnings	Other	Total		
Six months ended 30 June 2005							
As at 31 December 2004	56,758	353,646	713,139	1,147	1,124,690	1,554	1,126,244
Dividends declared	-	-	(28,379)	-	(28,379)	(1,060)	(29,439)
Adjustment from consolidation of subsidiary previously accounted for using equity method	-	-	761	-	761	(17,869)	(17,108)
Reclassification	-	-	1,147	(1,147)	-	-	-
Net profit / (loss) for the period	-	-	92,052	-	92,052	(693)	91,359
As at 30 June 2005	56,758	353,646	778,720	-	1,189,124	(18,068)	1,171,056
Year ended 31 December 2004							
As at 31 December 2003	56,758	353,646	653,695	1,147	1,065,246	1,273	1,066,519
Change of accounting policy	-	-	(6,872)	-	(6,872)	-	(6,872)
Dividends paid to minority shareholders	-	-	-	-	-	(799)	(799)
Net profit / (loss) for the period	-	-	66,316	-	66,316	1,080	67,396
As at 31 December 2004	56,758	353,646	713,139	1,147	1,124,690	1,554	1,126,244

Consolidated statement of changes in shareholders' equity for six months ended 30 June 2005

(all amounts in PLN thousands unless otherwise indicated)

	Equity attributable to equity holders of the parent					Minority interest	Total equity
	Share capital	Share premium	Retained earnings	Other	Total		
Six months ended 30 June 2004							
As at 31 December 2003	56,758	353,646	653,695	1,147	1,065,246	1,273	1,066,519
Change of accounting policy	-	-	(6,872)	-	(6,872)	-	(6,872)
Dividends declared	-	-	-	-	-	(799)	(799)
Net profit / (loss) for the period	-	-	11,781	-	11,781	374	12,155
As at 30 June 2004	56,758	353,646	658,604	1,147	1,070,155	848	1,071,003

Accompanying notes are an integral part of these consolidated financial statements.

Consolidated cash flow statement for six months ended 30 June 2005

(all amounts in PLN thousands unless otherwise indicated)

	Six months ended 30 June 2005	Six months ended 30 June 2004
Cash flows from operating activities		
Profit before income taxes	**111,149**	**13,711**
Adjustments for:		
Share of results of associates	112	974
Depreciation of property, plant and equipment	47,230	53,274
Amortisation of intangible assets and goodwill	383	10,438
Foreign exchange (gain) / loss	-	(15)
Interest, net	4,603	4,234
(Profit) / loss on investing activities	(5,236)	6,700
(Decrease) / increase in provisions	2,417	(2,206)
(Increase) / decrease in inventories	5,292	2,827
(Increase) / decrease in receivables and prepayments	(50,978)	(28,612)
(Decrease) / increase in payables	19,308	4,186
(Decrease) / increase in deferred revenues and accruals	147	(6,490)
Other adjustments	(744)	(36)
Cash generated from operations	133,683	58,985
Income taxes (paid) / returned	(9,191)	(1,109)
Net cash from operating activities	124,492	57,876
Cash flows from investing activities		
Proceeds from sale of property, plant and equipment and intangibles	84	148
Disposal of subsidiary (net of cash disposed) and associates	2,214	-
Disposal of financial assets	1,329	-
Interest received	3,766	1,109
Redemption/(acquisition) of short-term securities.	(25,856)	(27,416)
Other	-	1,498
Purchase of property plant and equipment and intangibles	(14,479)	(16,487)
Acquisition of subsidiary (net of cash acquired) and associates	225	(2,641)
Purchase of financial assets	(16,259)	-
Loans granted	(550)	(5,169)
Net cash used in investing activities	(49,526)	(48,958)

Consolidated cash flow statement for six months ended 30 June 2005

(all amounts in PLN thousands unless otherwise indicated)

	Six months ended 30 June 2005	Six months ended 30 June 2004
Cash flows from financing activities		
Proceeds from borrowings	-	224
Dividends paid to minority shareholders	(1,059)	(799)
Repayment of borrowings	(2)	(619)
Interest and fees paid	(4,603)	(4,251)
Other	(604)	-
Net cash used in financing activities	**(6,268)**	**(5,445)**
Net increase in cash and cash equivalents	**68,698**	**3,473**
Cash and cash equivalents		
At start of period	**87,897**	**49,301**
At end of period	**156,595**	**52,774**
Including restricted cash	131	4,952

Accompanying notes are an integral part of these consolidated financial statements.

(all amounts in PLN thousands unless otherwise indicated)

General information

Agora SA with its registered seat in Poland, 00-732 Warsaw, Czerska 8/10 street ("the Company", "parent company") principally produces, sells and promotes *Gazeta Wyborcza* the daily newspaper, magazines and other periodicals in Poland and controls or exercises significant influence over 27 radio operating companies (28 stations broadcasting at 30 June 2005). Additionally the Company is active in the outdoor segment through its subsidiary, Art Marketing Syndicate SA ("AMS").

The Group comprises Agora SA and 25 subsidiaries. Additionally Agora SA exercises significant influence over 6 associate companies.

The Group operates in all the major cities in Poland.

The consolidated financial statements are presented for six months ended 30 June 2005, with comparative figures presented for the year ended 31 December 2004 and six months ended 30 June 2004.

The consolidated financial statements were authorised for issue by the Management Board on 27 September 2005.

1. Summary of significant accounting policies

(a) Statement of compliance

The Consolidated Balance Sheets as of 30 June 2005 and 30 June 2004, the Consolidated Income Statements, the Consolidated Cash Flows Statements and the Consolidated Statements of Changes in Shareholders' Equity for the six months ended 30 June 2005 and 30 June 2004 have been reviewed by independent auditors. The Consolidated Balance Sheet as of 31 December 2004, the Consolidated Income Statement, the Consolidated Cash Flows Statement and the Consolidated Statement of Changes in Shareholders' Equity for the twelve months ended 31 December 2004 have been audited.

These interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) adopted by the European Union and, in case of matters not covered by IFRS, in accordance with Accounting Act of 29 September 1994 (Official Journal from 2002, No 76, item 694 with amendments), regulations issued based on that Act and the Cabinets Decree of 21 March 2005 on current and periodical information provided by issuers of securities (Official Journal from 2005, No 49, item 463).

In prior periods the Group prepared consolidated financial statements in accordance with both the Accounting Act and IFRS. Consequently, the provisions of IFRS 1 do not apply to these financial statements.

As of 1 January 2005 the amendments to the Accounting Act (art. 45 points 1a-1c of Accounting Act) required the consolidated financial statements to be prepared according to IFRS adopted by the European Union. As at the day of publication of these interim consolidated financial statements, taking into account the adaptation process of IFRS by the European Union, there are no differences between IFRS and IFRS adopted by the European Union with respect to the financial reporting of the Group.

(b) Basis of preparation

The financial statements are presented in Polish zloty, rounded to the nearest thousand (unless otherwise indicated). They are prepared on the historical cost basis except that financial instruments and derivative financial instruments are stated at their fair value.

The consolidated financial statements of the Group were prepared with the assumption that the Group and its subsidiaries would continue their business activities in the foreseeable future. There are no threats that would prevent the companies from continuing their business operations, except for Barys Sp. z o.o. (radio company) and the subsidiary of AMS SA - Aktis Media Sp. z o.o. The uncertainty in case of Barys Sp. z o.o. is that its licence has not been renewed and therefore that company may be unable to continue its operations. Goodwill on consolidation has been fully amortised in the previous periods. In 2002 the management board of Aktis Media Sp. z o.o. filed for bankruptcy with the court. On 20 February 2003, the District Court in Poznan declared Aktis Media company bankrupt. The shares in Aktis Media has been provided for.

(Summary of significant accounting policies continued)

The accounting policies set out below were applied consistently to all periods presented in these consolidated financial statements, except for the changes described in note 41 "Changes in accounting policies".

The accounting policies were applied consistently by Group entities.

(c) Basis of consolidation

(i) Subsidiaries

Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

(ii) Associates

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Group's share of the total recognised gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When the Group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.

(iii) Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised gains arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates are eliminated to the extent of the Group's interest in the entity. Unrealised gains arising from transactions with associates are eliminated against the investment in the associate.

(d) Property, plant and equipment

Items of property, plant and equipment are stated at historical cost less accumulated depreciation and impairment losses, if any (see accounting policy x).

The cost of property, plant and equipment comprises costs incurred in their purchase or manufacture and includes capitalised borrowing costs.

Depreciation is calculated on the straight line basis or on the reducing balance basis over the estimated useful life of each asset. Low-value assets (under PLN 3,500) are depreciated fully when brought into use, except for groups of low-value assets which are depreciated over the estimated useful life. Estimated useful life of property, plant and equipment, by significant class of asset, is as follows:

Perpetual leasehold of land	86 - 93 years
Buildings	10 - 40 years
Plant and machinery	2 - 20 years
Motor vehicles	5 - 8 years
Other equipment	3 - 10 years

Land is not depreciated.

Repairs and renewals are charged to the income statement when the expenditure is incurred; major improvements are capitalised when incurred, providing that they increase the future economic benefits embodied in the item of property, plant and equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

(e) Intangible assets

Goodwill arising on an acquisition represents the excess of the cost of the acquisition over the fair value of

(Summary of significant accounting policies continued)

the net identifiable assets acquired. Goodwill is stated at cost less impairment losses, if any (see accounting policy x). Goodwill is tested annually for impairment or more often if there are indications of impairment.

In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

Other intangible assets, except for the acquired magazine titles, that are acquired by the Group are stated at cost less accumulated amortisation and impairment losses, if any (see accounting policy x).

Other intangibles are depreciated using the straight line basis or on the reducing balance basis over the estimated useful life of each asset. Low-value assets (under PLN 3,500) are depreciated fully when brought into use, except for groups of low-value assets which are depreciated over the estimated useful life.

Estimated useful lives of other intangible assets are between 3 and 7 years.

Acquired magazine titles have indefinite useful lives and are not amortised. Instead they are tested annually for impairment or more often if there are indications of impairment (see accounting policy x).

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

(f) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and demand deposits.

(g) Derivative financial instruments

The Group is a party to contracts that contained derivative financial instruments embedded in rental and other non-financial instrument contracts denominated in foreign currencies. Upon acquisition of such financial instruments the Group assesses whether the economic characteristics of the embedded derivative instrument are closely related to the economic characteristics of the financial instrument ("host contract") and whether the financial instrument that embodies both the embedded derivative instrument and the host contract is currently measured at fair value with changes in fair value reported in earnings, and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. Derivatives embedded in foreign currency non-financial instrument contracts are not separated from the host contracts if these contracts are in currencies which are commonly used in the economic environment in which transactions take place. If the embedded derivative instrument is determined not to be closely related to the host contract and the embedded derivative instrument would qualify as a derivative instrument, the embedded derivative instrument is separated from the host contract and valued at fair value with changes recorded in the income statement.

Derivative financial instruments are recognized initially at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The Group does not apply hedge accounting and any gain or loss relating to the change in the fair value of the derivative financial instrument is recognized in the income statement.

(h) Loans

Loans originated by the Group are financial assets created by the Group providing money, goods, or services to a debtor, other than those created with the intent to be sold in the short-term. Loans originated by the Group comprise loans provided to associate entities, other non-consolidated entities and loans originating on the buy-sell back treasury bonds. Originated loans are carried at amortized cost, less impairment losses recognised (see accounting policy x). Accrued interest is included in net profit or loss for the period in which it arises. The Group immediately recognises impairment losses for all interest accrued on impaired loans.

(i) Trading instruments

Trading instruments are those that the Group principally holds for the purpose of short-term profit taking. Subsequent to initial recognition (at which date trading instruments are stated at cost), all trading instruments are measured at fair value. Gains or losses on trading instruments are recognised in net profit or

loss for the period.

(j) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories of financial assets. Subsequent to initial recognition (at which date available-for-sale financial assets are stated at cost), all available-for-sale financial assets are measured at fair value. Unrealised gains or losses of available-for-sale financial assets are recognised in equity. For interest-bearing financial assets interest is calculated using the effective interest method and is recognised in the income statement.

(k) Derecognition of financial instruments

The derecognition of a financial instrument takes place when the Group no longer controls the contractual rights that comprise the financial instrument, which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument are passed through to an independent third party.

(l) Foreign currency

Functional and presentation currency for Agora SA., its subsidiaries and associates is Polish zloty. Foreign currency transactions are translated at the foreign exchange rates prevailing at the date of the transactions using:

- the purchase or selling rate of the bank whose services are used by the Group – in case of foreign currency sales or purchase transactions, as well as of the debt or liability payment transactions,
- the average rate specified for a given currency by the National Bank of Poland as on the transaction date, unless a customs declarations or other document binding for the Group indicates other rate – in case of other transactions.

Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the consolidated income statement. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to PLN at the foreign exchange rate set by the National Bank of Poland ruling for that date.

(m) Receivables

Trade and other receivables are stated at their cost less impairment losses (refer to the accounting policy x). The Group recognises impairment losses for receivables in dispute and doubtful debts. The losses are charged to operating or financial costs depending on the nature of the amount that was provided for.

(n) Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimate of the selling price in the ordinary course of business, less VAT, the costs of completion and selling expenses.

Cost is determined by specific identification of their individual costs for paints and paper and by the first-in, first-out (FIFO) method for other materials, goods for resale and finished goods.

(o) Equity

(i) Share capital

The share capital of the parent company is also the share capital of the Group and is presented at the nominal value of registered stock, in accordance with the parent company's statute and commercial registration.

(ii) Treasury shares (purchased for their redemption)

When share capital recognised as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognised as a change in equity. Repurchased shares are classified as treasury shares and presented as a deduction from total equity.

(Summary of significant accounting policies continued)

(iii) Share premium

The share premium is a capital reserve arising on the Group's initial public offering ("IPO") during 1999 and is presented net of the IPO costs, decreased by the tax shield on the costs.

(iv) Retained earnings

Retained earnings represent accumulated net profits / losses.

(p) Income taxes and deferred income taxes

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly to equity, in which case it is recognised in equity.

Current tax expense is calculated according to tax regulations.

Deferred income tax is provided, using the balance sheet liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, and for tax losses carried forward, except for:

(i) the initial recognition of assets or liabilities that in a transaction which is not a business combination and at the time of the transaction affect neither accounting nor taxable profit and

(ii) differences relating to investments in subsidiaries and associates to the extent the parent is able to control the timing of the reversal of the temporary differences and it is probable that the temporary difference will not reverse in the foreseeable future.

The principal temporary differences arise on depreciation of property, plant and equipment and various transactions not considered to be taxable or tax-deductible until settlement. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. At each balance sheet date deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(q) Provisions

A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and the amount of the obligation can be measured with sufficient reliability. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

A provision for restructuring is recognised when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for.

(r) Retirement severance provision

The Group makes contributions to the Government's retirement benefit scheme. The state plan is funded on a pay-as-you-go basis, i.e. the Group is obliged to pay the contributions as they fall due and if the Group ceases to employ members of the state plan, it will have no obligation to pay any additional benefits. The state plan is defined contribution plan. The expense for the contributions is charged to the income statement in the period to which they relate.

Employees of the Group are entitled to retirement severance payment which is paid out on the non-recurrent basis at the moment of retiring. The amount of payment is defined in the labour law. The Group does not exclude assets that might serve in the future as a source of settling liabilities resulting from retirement payments. The Group creates provision for future liabilities in order to allocate costs to the periods they relate to. The Group's obligation in respect of retirement severance provision is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The amount of the liability is based on forecasted individual's entitlements method.

(Summary of significant accounting policies continued)

(s) Interest-bearing borrowings

Borrowings are recognised initially in the amount of fair value of proceeds received, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost using the effective yield method.

(t) Grants from the disabled fund

The Group's subsidiary (AMS SA) receives grants from the state to fund acquisition of fixed assets, which are recognised in the balance sheet initially as deferred income when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching thereto (related to employment of disabled persons). The grants are recognised in the income statement as other operating revenues on a systematic basis over the useful life of the respective assets.

(u) Trade and other payables

Trade and other payables are stated at their cost.

(v) Revenue recognition

Sales revenue comprises revenue earned (net of value added tax (VAT), returns, discounts and allowances) from the provision of services or goods to third parties.

(i) Sale of goods

Revenues are recognised when the conditions of sale have been met, no significant uncertainties remain regarding the acceptance of the goods (significant risk and rewards of ownership have been transferred to the buyer) and the amount can be measured reliably.

(ii) Sale of services

Revenue from sales of advertising services is recognized as services are provided.

(iii) Interest income

Revenue is recognised as the interest accrues (using the effective interest method).

(iv) Dividend income

Dividend income is recognised when the right to receive payment is established.

(w) Segment reporting

Segment reporting is based on business segment format. A business segment is a distinguishable component of the Group that is engaged in providing products or services, which is subject to risks and rewards that are different from those of other segments.

The Group is not segmented geographically.

(x) Impairment losses

The carrying amount of the Group's assets, other than inventories (see accounting policy n), and deferred tax assets (see accounting policy p) for which other procedures should be applied, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amount is estimated (the higher of net selling price and value in use). The value in use is assumed to be a present value of discounted future economic benefits which will be generated by the assets.

An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

At each balance sheet date the Group reviews recognised impairment losses whether there is any indication showing that some of the recognised impairment losses should be reversed. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. Reversal on an impairment loss is recognised in the income statement.

An impairment loss for goodwill is not reversed.

(Summary of significant accounting policies continued)

(y) Operating lease payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense.

(z) Borrowing costs

Interest and other costs of borrowing are recorded in the income statement in the period to which they relate, unless directly related to investments in qualifying items of property, plant and equipment, in which case they are capitalised.

(aa) Share-based payments

IFRS 2 "Share-based Payment" is effective from 1 January 2005.

According to transitional provisions of IFRS 2, the standard should be applied to equity instruments that were granted after 7 November 2002 and had not yet vested at 1 January 2005. As all restricted stock was granted to employees either before 7 November 2002 or was vested before 1 January 2005, the Standard does not apply to the Group incentive plan valid until 2004. Consequently, the fair value of the shares granted by the end of 2004 is not reflected in the accompanied financial statements and will not affect the Group's accounts in the future.

(ab) Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

(ac) Related parties

For the purposes of these financial statements, related parties comprise significant shareholders, non-consolidated subsidiaries, associated undertakings, members of the Management and Supervisory Boards of the Group entities and their immediate family, and entities under their control.

(ad) Accounting for tax exemption in Special Economic Zone (SEZ)

The Group's subsidiary (Agora Poligrafia Sp. z o.o.) operates in a Special Economic Zone. Income from activities in SEZ is exempt from taxation. The tax exemption is recognised in the Group's income statement in the period to which it relates.

Agora SA

Notes to the consolidated financial statements for six months ended 30 June 2005

(all amounts in PLN thousands unless otherwise indicated)

2. Intangible assets

	Magazine titles	Goodwill	Licences and patents	Development costs	Other	Total
Cost as at 1 January 2005	86,360	222,464	3,360	41	2,789	315,014
Additions						
Acquisitions	-	-	1,139	-	2	1,141
Acquisitions through business combinations	-	-	143	-	2	145
Reclassifications	-	-	1,014	-	-	1,014
Disposals	-	-	(18)	-	-	(18)
Removal of fully amortised assets	-	(6,525)	-	-	-	(6,525)
	-	(6,525)	-	-	-	(6,525)
Cost as at 30 June 2005	86,360	215,939	4,499	41	2,791	309,630

(all amounts in PLN thousands unless otherwise indicated)

2. Intangible assets – cont.

	Magazine titles	Goodwill	Licences and patents	Development costs	Other	Total
Amortisation and impairment losses as at 1 January 2005	14,181	43,945	1,454	41	1,985	61,606
Amortisation charge for the period	-	-	239	-	144	383
Acquisitions through business combinations	-	-	198	-	-	198
Removal of fully amortised assets	-	(6,525)	-	-	-	(6,525)
Amortisation and impairment losses as at 30 June 2005	14,181	37,420	1,891	41	2,129	55,662
Carrying amounts						
As at 1 January 2005	72,179	178,519	1,906	-	804	253,408
As at 30 June 2005	72,179	178,519	2,608	-	662	253,968

(all amounts in PLN thousands unless otherwise indicated)

2. Intangible assets – cont.

	Magazine titles	Goodwill	Licences and patents	Development costs	Other	Total
Cost as at 1 January 2004	86,696	209,809	3,255	46	1,761	301,567
Additions	8	13,865	839	-	1,076	15,788
Acquisitions	-	-	434	-	12	446
Acquisitions through business combinations	-	13,865	383	-	16	14,264
Reclassifications	-	-	22	-	1,048	1,070
Other	8	-	-	-	-	8
Disposals	-	(2,886)	(857)	(5)	(82)	(3,830)
Liquidation	-	(2,886)	(314)	-	-	(3,200)
Reclassifications	-	-	(503)	-	(32)	(535)
Removal of fully amortised assets	-	-	(40)	(5)	(50)	(95)
Cost as at 30 June 2004	86,704	220,788	3,237	41	2,755	313,525

(all amounts in PLN thousands unless otherwise indicated)

2. Intangible assets – cont.

	Magazine titles	Goodwill	Licences and patents	Development costs	Other	Total
Amortisation and impairment losses as at 1 January 2004	8,783	31,727	1,663	46	703	42,922
Amortisation charge for the period	2,790	6,559	244	-	195	9,788
Acquisitions through business combinations	-	-	102	-	8	110
Liquidation	-	(866)	(312)	-	-	(1,178)
Reclassifications	-	-	(482)	-	786	304
Removal of fully amortised assets	-	-	(40)	(5)	(54)	(99)
Amortisation and impairment losses as at 30 June 2004	11,573	37,420	1,175	41	1,638	51,847
Carrying amounts						
As at 1 January 2004	77,913	178,082	1,592	-	1,058	258,645
As at 30 June 2004	75,131	183,368	2,062	-	1,117	261,678

Amortisation of intangibles is recognised "cost of sales", "selling expenses" and "administrative expenses". Impairment losses are recognised in "other operating expenses" in the income statement. Reversals of impairment losses are recognised in "other operating income" in the income statement.

(all amounts in PLN thousands unless otherwise indicated)

2. Intangible assets – cont.

The rights to magazine titles purchased in the amount of PLN 72,179 thousand are pledged as security for a PLN 500 million loan facility, which is fully described in note 12.

The additions to goodwill resulted from:

	30 June 2005	31 December 2004	30 June 2004
Acquisition of new subsidiaries	-	10,470	8,977
Reclassifications from associates	-	5,020	4,838
Increase of interests in subsidiaries	-	50	50
	-	15,540	13,865

Magazine titles have an indefinite useful life and consequently they are not amortised. This is because of their market performance and lack of formal and market limits as to the period of their use. The Group performs annual impairment test, instead.

Additionally, following the changes to IFRS, goodwill is not amortised.

(all amounts in PLN thousands unless otherwise indicated)

3. Property, plant and equipment

	Land	Perpetual usefruct of land	Buildings	Plant, machinery and equipment	Vehicles	Other	Assets under construction	Total
Cost as at 1 January 2005	8,825	29,042	367,672	774,142	6,606	95,457	11,884	1,293,628
Additions	-	-	2,211	6,100	548	1,868	4,441	15,168
Acquisitions	-	-	49	4,168	548	177	4,441	9,383
Transfer from assets under construction	-	-	2,106	235	-	1,686	-	4,027
Built in-house	-	-	-	20	-	4	-	24
Acquisitions through business combinations	-	-	56	1,597	-	45	-	1,698
Reclassifications	-	-	-	44	-	(44)	-	-
Other	-	-	-	36	-	-	-	36
Disposals	-	-	(2,684)	(18,846)	(312)	(4,121)	(4,027)	(29,990)
Sale	-	-	-	(75)	(194)	(89)	-	(358)
Liquidation	-	-	(656)	(4,081)	(118)	(4,032)	-	(8,887)
Transfer from assets under construction	-	-	-	-	-	-	(4,027)	(4,027)
Removal of fully depreciated assets	-	-	(2,028)	(14,690)	-	-	-	(16,718)
Other	-	-	-	-	-	-	-	-
Cost as at 30 June 2005	8,825	29,042	367,199	761,396	6,842	93,204	12,298	1,278,806

(all amounts in PLN thousands unless otherwise indicated)

3. Property, plant and equipment – cont.

	Land	Perpetual usefruct of land	Buildings	Plant, machinery and equipment	Vehicles	Other	Assets under construction	Total
Depreciation and impairment losses as at 1 January 2005	-	8,547	71,144	396,985	3,822	70,498	-	550,996
Depreciation charge for the period	-	114	8,022	31,693	520	6,881	-	47,230
Impairment losses	-	-	-	(378)	-	(1,067)	-	(1,445)
Acquisitions through business combinations	-	-	8	1,519	-	43	-	1,570
Sale	-	-	-	(51)	(179)	(86)	-	(316)
Liquidation	-	-	(391)	(4,069)	(36)	(3,399)	-	(7,895)
Reclassifications	-	(27)	-	71	-	(44)	-	-
Other	-	-	-	372	-	-	-	372
Removal of fully depreciated assets	-	-	(2,028)	(14,690)	-	-	-	(16,718)
Depreciation and impairment losses as at 30 June 2005	-	8,634	76,755	411,452	4,127	72,826	-	573,794
Carrying amounts								
As at 1 January 2005	8,825	20,495	296,528	377,157	2,784	24,959	11,884	742,632
As at 30 June 2005	8,825	20,408	290,444	349,944	2,715	20,378	12,298	705,012

(all amounts in PLN thousands unless otherwise indicated)

3. Property, plant and equipment – cont.

	Land	Perpetual usefruct of land	Buildings	Plant, machinery and equipment	Vehicles	Other	Assets under construction	Total
Cost as at 1 January 2004	8,825	29,042	364,157	762,494	6,036	95,765	12,457	1,278,776
Additions	-	-	1,994	5,870	113	4,995	6,269	19,241
Acquisitions	-	-	916	3,839	113	442	6,269	11,579
Transfer from assets under construction	-	-	760	927	-	4,499	-	6,186
Built in-house	-	-	-	95	-	-	-	95
Acquisitions through business combinations	-	-	318	971	-	54	-	1,343
Reclassifications	-	-	-	10	-	-	-	10
Other	-	-	-	28	-	-	-	28
Disposals	-	-	(201)	(3,186)	(176)	(5,254)	(6,186)	(15,003)
Sale	-	-	(2)	(152)	(154)	(149)	-	(457)
Liquidation	-	-	(199)	(1,324)	(22)	(4,761)	-	(6,306)
Reclassifications	-	-	-	(545)	-	-	-	(545)
Transfer from assets under construction	-	-	-	-	-	-	(6,186)	(6,186)
Removal of fully depreciated assets	-	-	-	(505)	-	-	-	(505)
Other	-	-	-	(660)	-	(344)	-	(1,004)
Cost as at 30 June 2004	8,825	29,042	365,950	765,178	5,973	95,506	12,540	1,283,014

(all amounts in PLN thousands unless otherwise indicated)

3. Property, plant and equipment – cont.

	Land	Perpetual usefruct of land	Buildings	Plant, machinery and equipment	Vehicles	Other	Assets under construction	Total
Depreciation and impairment losses as at 1 January 2004	-	8,292	53,765	331,204	3,312	62,124	-	458,697
Depreciation charge for the period	-	114	7,956	36,814	450	7,944	-	53,278
Impairment losses	-	-	-	-	-	666	-	666
Acquisitions through business combinations	-	-	36	356	-	51	-	443
Reversal of impairment losses	-	-	-	-	-	(291)	-	(291)
Sale	-	-	-	(142)	(107)	(116)	-	(365)
Liquidation	-	-	(43)	(1,228)	(14)	(3,975)	-	(5,260)
Reclassifications	-	-	-	(304)	-	-	-	(304)
Other	-	-	(1)	(613)	-	-	-	(614)
Removal of fully depreciated assets	-	-	-	(505)	-	-	-	(505)
Depreciation and impairment losses as at 30 June 2004	-	8,406	61,713	366,087	3,641	66,403	-	505,745
Carrying amounts								
As at 1 January 2004	8,825	20,750	310,392	431,290	2,724	33,641	12,457	820,079
As at 30 June 2004	8,825	20,636	304,237	399,596	2,332	29,103	12,540	777,269

All assets included above are owned by the Group.

Depreciation of property, plant and equipment is recognised "cost of sales", "selling expenses" and "administrative expenses". Impairment losses are recognised in "other operating expenses" in the income statement. Reversals of impairment losses are recognised in "other operating income" in the income statement.

(all amounts in PLN thousands unless otherwise indicated)

3. Property, plant and equipment – cont.

The following property, plant and equipment with its respective net book values as at 30 June 2005 is pledged as security for a PLN 500 million loan facility (drawn up to PLN 139,480 thousand), which is fully described in note 12.

No.	Assets	Net book value at 30 June 2005
1	Perpetual usufruct	7,082
2	Land	8,604
3	Buildings	299,359
4	Printing presses	127,505
	Total	442,550

Contractual capital and investment commitments are disclosed in note 33.

(all amounts in PLN thousands unless otherwise indicated)

4. Investments

Investments include primarily shares in non-consolidated subsidiaries and associates, loans granted to non-consolidated subsidiaries and associates and advances for purchase of shares.

	First half of 2005	2004	First half of 2004
Balance as at beginning of the period	20,696	30,597	30,597
Shares	3,149	3,073	3,073
Loans granted	14,441	17,889	17,889
Additional paid-in capital	1,200	-	-
Advances for purchase of shares	1,460	8,784	8,784
Other	446	851	851
Additions	1,687	15,355	8,982
Shares	-	194	76
- acquisitions	-	147	29
- other	-	47	47
Loans granted	1,273	13,854	7,626
- grant of loans	551	9,819	5,202
- interests charged	722	2,616	1,385
- reclassifications	-	1,419	1,039
Additional paid-in capital	51	1,252	1,256
- payments of paid-in capital	51	1,252	1,256
Advances for purchase of shares	17	55	23
- payments of advances	17	55	23
Other	346	-	1
Disposals	(2,082)	(25,256)	(18,706)
Shares	(1,308)	(118)	-
- sale of shares	(1,308)	(118)	-
Loans granted	(722)	(17,302)	(11,665)
- repayment of loans	-	(1,178)	(1,178)
- fair value adjustments	(722)	(10,392)	(6,042)
- reclassifications	-	-	(468)
- other	-	(5,732)	(3,977)
Additional paid-in capital	(52)	(52)	(56)
- fair value adjustments	(52)	(52)	(56)
Advances for purchase of shares	-	(7,379)	(6,579)
- reclassifications	-	(7,379)	(6,579)
Other	-	(405)	(406)
Balance as at end of the period	20,301	20,696	20,873
Shares	1,841	3,149	3,149
Loans granted	14,992	14,441	13,850
Additional paid-in capital	1,199	1,200	1,200
Advances for purchase of shares	1,477	1,460	2,228
Other	792	446	446

(all amounts in PLN thousands unless otherwise indicated)

5. Investments in associates

	First half of 2005	2004	First half of 2004
Share in equity of associates	110	87	93
Net goodwill at the end of the period	4,958	5,093	6,222
Total investments in associates	5,068	5,180	6,315

Balance as at beginning of the period	5,180	8,602	8,602
Additions	-	2,180	2,160
Acquisitions of associates	-	2,180	2,160
Disposals	(112)	(5,602)	(4,447)
Share in net losses	(112)	(688)	(427)
Impairment losses	-	(1,359)	(647)
Reclassification to subsidiaries	-	(3,555)	(3,373)
Balance as at end of the period	5,068	5,180	6,315

The total amount of unrecognised losses of associates amount to PLN 1,139 thousand (31 December 2004 PLN 800 thousand, 30 June 2004: PLN 663 thousand). There are no legal or constructive obligations in respect of these losses.

A listing of associates of the Group is set out in Note 36.

6. Inventories

	30 June 2005	31 December 2004	30 June 2004
Raw materials and consumables	10,940	16,241	11,311
Goods for resale	1,323	2,345	1,028
	12,263	18,586	12,339
Impairment losses recognised	2,271	1,274	6,587
Total inventories, gross	14,534	19,860	18,926

The cost of inventories recognised as an expense amounted to PLN 216,919 thousand (first half of 2004: PLN 94,458 thousand) and is presented in "cost of sales" in the income statement.

Impairment losses are recognised in "other operating expenses" in the income statement. Reversals of impairment losses are recognised in "other operating income" in the income statement.

(all amounts in PLN thousands unless otherwise indicated)

7. Accounts receivable and prepayments

	30 June 2005	31 December 2004	30 June 2004
Trade receivables (net of impairment losses)	166,641	129,936	126,814
Taxes, social security and similar	3,218	4,352	4,207
Prepayments and accrued income	10,161	7,517	10,919
Other	20,026	12,534	13,366
	200,046	154,339	155,306
Impairment losses recognised	42,044	44,636	50,943
Total accounts receivable and prepayments,	242,090	198,975	206,249

Other receivables include loans granted to employees from the Group's social fund of PLN 11,458 thousand (31 December 2004: PLN 11,013 thousand, 30 June 2004: PLN 11,390 thousand). Loans are granted for periods up to 5 years and are repayable in monthly instalments. Loans granted bear a fixed interest rate of 3%.

Trade receivables are non-interest bearing and payment terms vary from 7 to 30 days. Tax and social security receivables are non-interest bearing.

Impairment losses are recognised in "other operating expenses" in the income statement. Reversals of impairment losses are recognised in "other operating income" in the income statement.

8. Short-term securities and other financial assets

	30 June 2005	31 December 2004	30 June 2004
Buy-sell back treasury bonds	114,984	138,859	66,343
Certificates in investment funds	67,439	1,991	1,149
Loans granted	246	219	979
Short-term debt securities	1,467	1,502	1,430
Other	2,332	-	-
	186,468	142,571	69,901

9. Cash and cash equivalents

	30 June 2005	31 December 2004	30 June 2004
Cash at bank and in hand	72,313	71,311	43,546
Short-term bank deposits	84,272	16,505	9,104
Other	10	81	124
	156,595	87,897	52,774

Included in cash at bank is cash in the amount PLN 6,459 thousand representing cash held on behalf of the Group's social fund (31 December 2004: PLN 6,216 thousand, 30 June 2004: 4,822 thousand).

(all amounts in PLN thousands unless otherwise indicated)

10. Share capital

Series	Type of shares	Type of preference	Amount of shares	Par value	Origin of capital
A	preference	voting	4,281,600	4,281	conversion
B	ordinary	none	39,108,900	39,109	conversion
C	preference	voting	750,000	750	conversion
D	ordinary	none	2,267,025	2,267	issued
E	ordinary	none	9,000,000	9,000	issued
F	ordinary	none	1,350,000	1,350	issued
			56,757,525	56,757	

The number of shares has not changed in the first half of 2005 and in 2004.

Each Registered A share carries five votes at general meetings and Registered C shares carry up to five votes each limited to the overall percentage of shares owned.

All issued shares are fully paid.

The total authorised capital amounts to PLN 42,568,143.

11. Retained earnings and other reserves

Dividends

Retained earnings may be distributed subject to certain minimum capital maintenance restrictions, stipulated in the commercial companies' code and according to dividend policy announced by the Company.

Frame dividend policy announced by the Company provides for return of excess cash to shareholders through annual dividend in the amount of PLN 0.5 per share and – if the situation warrants – share repurchases (with cancellation).

On 22 June 2005, Annual General Meeting of Shareholders (AGM) accepted Agora's Management Board recommendation regarding distribution of the Company's net profit for fiscal year 2004. According to resolutions adopted by the AGM, the Company shall pay a dividend in the amount of PLN 0.50 per share from 2004 profit to eligible shareholders and shall execute the share repurchase program worth PLN 120 million. Payment of dividend took place on 2 September 2005. The share repurchase program started on 18 August 2005 and will last till 30 June 2006.

The Management Board of Agora SA informs about execution of share repurchase program in regulatory filings.

12. Interest bearing loans and borrowings and short-term borrowings

	30 June 2005	31 December 2004	30 June 2004
Long term bank loans	139,480	104,610	122,065
Long term loans	14,116	111	-
Total long term borrowings	153,596	104,721	122,065
Short term bank loans	-	34,872	17,659
Short term loans	4,539	-	-
Total short term borrowings	4,539	34,872	17,659

An annex to the loan agreement dated March 2005 extended the drawing period and the repayment date of the loan by two years. Consequently the short term part of PLN 34,872 thousand was reclassified to long term.

(all amounts in PLN thousands unless otherwise indicated)

Creditor	Amount of loan acc. to agreement	Outstanding		Interest	Repayment schedule	Collaterals	Other
		30 June 2005	31 December 2004				
Long term							
Bank Peako SA	500,000	139,480	104,610	WIBOR 1 M or 3 M + margin	quaterly from 31.03.2007 to 31.12.2010	guarantee of Agora Poligrafia Sp. z o.o., pledges on fixed assets and insurance policies, pledges on Company's bank accounts, pledges on trademarks or future trademarks relating to Agora's magazines, transfer of copyrights and transfer of rights from selected agreements relating to magazines	
Infor Sp. z o.o.	1,141	1,141	-	LIBOR + margin	01.01.2007	none	loan granted to Inforadio Sp. z o.o.
BOR Sp. z o.o.	185	185	111	WIBOR R	01.01.2007	none	
Polityka Sp. z o.o.	12,790	12,790	-	WIBOR 6M + margin, WIBOR R	01.01.2006, 01.01.2007	none	loan granted to Inforadio Sp. z o.o.
Short term							
Bank Peako SA	500,000	-	34,870	WIBOR 1 M or 3 M + margin	quaterly from 31.03.2007 to 31.12.2010	guarantee of Agora Poligrafia Sp. z o.o., pledges on fixed assets and insurance policies, pledges on Company's bank accounts, pledges on trademarks or future trademarks relating to Agora's magazines, transfer of copyrights and transfer of rights from selected agreements relating to magazines	
Raiffeisen Bank Polska SA.	10,000	-	2	WIBOR 1T + margin	30.11.2005	Transfer of ownership of 55 bus shelters in Wroclaw, 53 bus shelters in Gdynia, 113 in Gdansk; pledge by registration of 100% shares in Adpol Sp. z o.o.; transfer of receivables with turnover constituting 60% of company's turnover. Net value of bus shelters as at 30.06.2005. - PLN 2,312,477.55.	
Polityka Sp. z o.o.	4,539	4,539	-	WIBOR 6M + margin, WIBOR R	01.01.2006	none	loan granted to Inforadio Sp. z o.o.

(all amounts in PLN thousands unless otherwise indicated)

Debt repayment schedule:

	30 June 2005	31 December 2004	30 June 2004
More than 1 and less than 3 years	52,420	69,796	69,740
Between 3 and 5 years	69,809	34,925	52,305
More than 5 years	31,367	-	20
Total	153,596	104,721	122,065

13. Deferred income taxes

Recognised deferred tax assets and liabilities

	30 June 2005	31 December 2004	30 June 2004
Deductible temporary differences	79,289	83,738	89,595
Taxable temporary differences	277,589	257,910	239,594

Deferred income taxes are calculated using a rate of 19% (2004: 19%).

(all amounts in PLN thousands unless otherwise indicated)

	First half of 2005	2004	First half of 2004
Balance as at beginning of the period	15,910	14,567	14,567
Accruals	4,646	2,936	2,936
F/x differences	130	14	14
Interests liabilities	426	20	20
Deferred revenues	3,001	1,316	1,316
Provisions	257	287	287
Impairment losses for property, pland and equipment and intangible assets	828	888	888
Tax losses	6,198	8,890	8,890
Other	424	216	216
Recognised in the income statement due to origination and reversal of temporary differences and tax loss	(845)	1,343	2,456
Accruals	1,531	1,710	(298)
Financial assets and liabilities	373	-	-
F/x differences	(130)	116	(2)
Interests liabilities	(214)	406	27
Deferred revenues	2,310	1,685	868
Provisions	(2)	(30)	194
Impairment losses for property, pland and equipment and intangible assets	(344)	(60)	-
Impairment losses for accounts receivable	2,071	-	-
Tax losses	(6,098)	(2,692)	1,749
Other	(342)	208	(82)
Balance as at end of the period	15,065	15,910	17,023
Accruals	6,177	4,646	2,638
Financial assets and liabilities	373	-	-
F/x differences	-	130	12
Interests liabilities	212	426	47
Deferred revenues	5,311	3,001	2,184
Provisions	255	257	481
Impairment losses for property, pland and equipment and intangible assets	484	828	888
Impairment losses for accounts receivable	2,071	-	-
Tax losses	100	6,198	10,639
Other	82	424	134

(all amounts in PLN thousands unless otherwise indicated)

	First half of 2005	2004	First half of 2004
Balance as at beginning of the period	49,003	42,318	42,318
Investment relief	9,214	10,352	10,352
Accelerated depreciation and amortisation	39,388	31,817	31,817
Financial assets and liabilities	118	149	149
Interests liabilities	-	-	-
Other	283	-	-
Recognised in the income statement due to origination and reversal of temporary differences and tax loss	3,739	6,774	3,294
Investment relief	(578)	(1,138)	(567)
Accelerated depreciation and amortisation	3,691	7,571	3,825
Financial assets and liabilities	48	58	(29)
F/x differences	10	-	17
Interests liabilities	197	-	-
Other	371	283	48
Recognised in equity due to origination and reversal of temporary differences and tax loss	-	(89)	(89)
Financial assets and liabilities	-	(89)	(89)
Balance as at end of the period	52,742	49,003	45,523
Investment relief	8,636	9,214	9,785
Accelerated depreciation and amortisation	43,079	39,388	35,642
Financial assets and liabilities	166	118	31
F/x differences	10	-	17
Interests liabilities	197	-	-
Other	654	283	48

	30 June 2005	31 December 2004	30 June 2004
Deferred tax assets:	-	-	-
Long term	739	701	1,369
Short term	14,326	15,209	15,654
	15,065	15,910	17,023
Deferred tax liabilities:	-	-	-
Long term	50,577	47,503	44,278
Short term	2,165	1,500	1,245
	52,742	49,003	45,523

(all amounts in PLN thousands unless otherwise indicated)

Unrecognised tax assets

Due to uncertainty about availability of future tax profits or uncertainty as to realisation for tax purposes the Group did not recognise certain deferred tax assets. The amounts of deductible temporary differences and unused tax losses available together with expiry dates for which a deferred tax asset has not been recognised are shown in the table below:

	30 June 2005	31 December 2004	Expiry date
Unused tax losses	56,918	29,304	Up to 2010
Impairment allowances for receivables	11,580	22,445	Unlimited
Other deductible temporary differences	26,573	17,082	Unlimited

Increase of unused tax losses is caused by consolidation of Inforadio Sp. z o.o.

Decrease of unrecognised tax assets related to impairment allowances for receivables stems from the fact that a deferred tax asset has been recognised for part of them.

Other deductible temporary differences refer mainly to impairment losses for other assets and costs incurred which will be tax allowed when paid.

Temporary differences associated with investments in subsidiaries and associates for which deferred tax liabilities have not been recognised

Due to the long term nature of investments in subsidiaries and associates and the Group's ability to control reversals for tax purposes, the Group has not recognised temporary differences in the amount of PLN 22,867 thousand (31 December 2004: PLN 27,021 thousand, 30 June 2004: PLN 28,460 thousand).

(all amounts in PLN thousands unless otherwise indicated)

14. Retirement severance provision

According to the Polish employment regulations, employees have the right to retirement severances payments. The amount provided as at 30 June 2005 amounted to PLN 1,425 thousand (31 December 2004: PLN 1,457 thousand, 30 June 2004: PLN 1,498 thousand).

15. Provisions

	First half of 2005	2004	First half of 2004
Balance as at beginning of the period	2,586	9,152	9,152
Provision for restructuring	1,183	137	137
Provision for guarantees	20	5,908	5,908
Provision for penalties, interests and similar	1,383	2,400	2,400
Other	-	707	707
Additional provisions	3,501	8,576	6,604
Provision for restructuring	-	8,565	6,604
Provision for guarantees	-	9	-
Provision for penalties, interests and similar	1	2	-
Provision for legal claims	3,500	-	-
Provisions used during the period	(897)	(7,425)	(5,414)
Provision for restructuring	(691)	(7,182)	(5,233)
Provision for penalties, interests and similar	(206)	(243)	(181)
Unused provisions reversed	(148)	(7,717)	(3,242)
Provision for restructuring	(128)	(337)	(278)
Provision for guarantees	(20)	(5,897)	(2,943)
Provision for penalties, interests and similar	-	(776)	(21)
Other	-	(707)	-
Balance as at end of the period	5,042	2,586	7,100
Provision for restructuring	364	1,183	1,230
Provision for guarantees	-	20	2,965
Provision for penalties, interests and similar	1,178	1,383	2,198
Provision for legal claims	3,500	-	-
Other	-	-	707
Non-current part	-	20	882
Provision for guarantees	-	20	175
Other	-	-	707
Current part	5,042	2,566	6,218
Provision for restructuring	364	1,183	1,230
Provision for guarantees	-	-	2,790
Provision for penalties, interests and similar	1,178	1,383	2,198
Provision for legal claims	3,500	-	-

(all amounts in PLN thousands unless otherwise indicated)

(i) Provision for penalties, interests and similar

Provision for penalties, interests and similar includes mainly provision for interests on overdue liabilities and VAT.

(ii) Provision for legal claims

The Group is a defendant in court cases. As at 30 June 2005 the Group evaluated the risk of loss and payment of indemnities in those cases. The amount of indemnities was determined based on consultation with Group's lawyers taking into account the present status of those cases and information available.

16. Non-current and current deferred revenues and accruals

	30 June 2005	31 December 2004	30 June 2004
Non-current			
Deferred revenues	2,331	2,886	3,071
- Grants for financing property, plant and equipment	2,310	2,688	3,070
- other	21	198	1
	2,331	2,886	3,071
Current			
Accruals	31,040	29,300	20,455
- holiday leave pay provision	9,464	9,273	10,141
- employee incentive plan	5,116	4,232	2,116
- payroll accrual	3,199	3,261	2,326
- accrual for costs	13,261	12,534	5,872
Deferred revenues	9,020	9,851	7,548
- Grants for financing property, plant and equipment	797	1,221	1,702
- prepeyments for advertising services	5,325	7,077	4,005
- court costs to be receovered	1,338	1,311	1,315
- other	1,560	242	526
	40,060	39,151	28,003

17. Accounts payable

	30 June 2005	31 December 2004	30 June 2004
Trade payables	59,342	51,074	47,372
Other taxes and social security	19,126	16,021	16,253
Other	29,129	803	2,969
Social Fund	20,290	17,456	17,641
	127,887	85,354	84,235

Trade payables are non-interest bearing and are normally settled within 14-21 days. Taxes and social security payables are non-interest bearing and are usually settled monthly.

18. Sales and segment information

(a) Segment information

The Group comprises the following main business segments:

- press and other media,
- outdoor advertising.

The majority of the press and other media segment sales and operating profit are derived from the principal activity of the Group which is copy sales and advertising sales of the *Gazeta Wyborcza* newspaper in Poland. Additionally, the segment also included the magazine business, radio business and internet.

The outdoor advertising segment is represented by the AMS Group.

All Group's assets are located in Poland. Segment information is presented in respect of the Group's business segments.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly income-earning assets and revenue, interest-bearing loans, borrowings and expenses, financial revenue and costs and income tax.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Inter-segment pricing is set on an arm's length basis.

(all amounts in PLN thousands unless otherwise indicated)

(a) Segment information, continued

	Six months ended 30 June 2005				Six months ended 30 June 2004			
	Press and other media	Outdoor	Consolidation eliminations	Consolidated	Press and other media	Outdoor	Consolidation eliminations	Consolidated
Revenue from external sales	552,635	63,314	-	615,949	422,671	52,283	-	474,954
Revenue from inter-segment sales	472	22,821	(23,293)	-	358	16,342	(16,700)	-
Total revenue	553,107	86,135	(23,293)	615,949	423,029	68,625	(16,700)	474,954
Costs of revenue from external customers	(465,487)	(42,531)	-	(508,018)	(398,675)	(50,296)	-	(448,971)
Costs of revenue from internal customers	(387)	(20,529)	20,916	-	(314)	(14,474)	14,788	-
Goodwill amortisation	-	-	-	-	(3,282)	(3,923)	-	(7,205)
Total operating costs	(465,874)	(63,060)	20,916	(508,018)	(402,271)	(68,693)	14,788	(456,176)
Operating profit - segment result	87,233	23,075	(2,377)	107,931	20,758	(68)	(1,912)	18,778
Net financial revenue and costs				3,330				(4,093)
Interest in results of associates				(112)				(974)
Income tax expense				(19,790)				(1,556)
Net profit				91,359				12,155

(all amounts in PLN thousands unless otherwise indicated)

(a) Segment information, continued

	Six months ended 30 June 2005				Six months ended 30 June 2004			
	Press and other media	Outdoor	Consolidation eliminations	Consolidated	Press and other media	Outdoor	Consolidation eliminations	Consolidated
Assets	1,270,459	250,160	-	1,520,619	1,081,734	248,510	-	1,330,244
Investments in associates				5,068				6,315
Unallocated assets				35,385				43,758
Total assets				1,561,072				1,380,317
Liabilities	126,997	31,680	-	158,677	90,315	34,440	-	124,755
Unallocated liabilities				213,271				185,407
Total liabilities				371,948				310,162
Capital expenditure	(5,100)	(5,300)	-	(10,400)	(8,701)	(6,220)	-	(14,921)
Depreciation and amortisation	(38,758)	(8,855)	-	(47,613)	(46,782)	(9,725)	-	(56,507)
Impairment losses	(5,711)	(1,060)	-	(6,771)	(5,245)	(2,570)	3	(7,812)
Reversals of impairment losses	6,116	1,091	(67)	7,140	3,300	489	-	3,789

Impairment losses recognised relate mainly to impairment losses for receivables in the amount of PLN 3,867 thousand (first half of 2004: 6 559 thousand) and property, plant and equipment in the amount of PLN 172 thousand (first half of 2004: PLN 232 thousand).

Impairment losses reversed relate mainly to impairment losses for receivables in the amount of PLN 6,225 thousand (first half of 2004: 3,151 thousand).

(all amounts in PLN thousands unless otherwise indicated)

(b) Sales information

	First half of 2005	First half of 2004
Sales of advertising services	349,928	314,541
Sales of newspapers and magazine	119,723	120,731
Sales of goods for resale	111,649	10,421
Other sales	34,649	29,261
	615,949	474,954

Included in sales of advertising services are barter sales of PLN 15,408 thousand (for the first half 2004: PLN 12,414 thousand).

19. Expenses by nature

	First half of 2005	First half of 2004
Depreciation of property, plant and equipment (note 3)	47,230	53,278
Amortisation of intangibles (note 2)	383	3,229
Raw materials, energy and consumables	153,524	91,807
Advertising and promotion costs	66,155	47,884
Property operating lease rentals	4,510	4,078
Outdoor location lease rentals	31,564	27,799
Taxes and similar charges	4,581	3,719
Other external services rendered	85,712	89,401
Staff costs (note 22)	114,352	117,441
Total expenses by nature	508,011	438,636
Selling expenses (negative figure)	(117,944)	(87,864)
Administrative expenses (negative figure)	(55,250)	(54,688)
Cost of sales	334,817	296,084

20. Other operating income

	First half of 2005	First half of 2004
Gain on disposal of non-financial non-current assets	41	91
Grants received	56	711
Reversal of impairment losses for receivables	6,225	3,151
Reversal of write-downs for inventories	79	30
Reversal of provision for restructuring	126	79
Reversal of impairment losses for non-financial non-current assets	876	273
Reversal of other provisions	4	236
Donations received	820	1,184
Liabilities written off	37	798
Straight-line settlement of deferred grant revenue relating to property, plant and equipment financed from the disabled fund and donations from disabled fund	1,036	898
Other	2,119	1,823
	11,419	9,274

(all amounts in PLN thousands unless otherwise indicated)

21. Other operating expenses

	First half of 2005	First half of 2004
Impairment losses recognised for receivables	3,867	6,559
Impairment losses recognised for non-financial non-current assets	787	1,085
Donations	207	448
Receivables written-off	1,978	1,006
Amortisation of goodwill	-	7,206
Provisions recognised	3,500	-
Restructuring costs	-	8,538
Other	915	1,972
	11,426	26,814

22. Staff costs

	First half of 2005	First half of 2004
Wages and salaries	93,581	96,595
Social security costs	20,771	20,846
	114,352	117,441
Average number of persons employed	3,355	3,673

The headcount figure include employees of the companies consolidated using the full consolidation method (see note 36).

23. Management Board and Supervisory Board remuneration

Remuneration of Management Board and Supervisory Board members of Agora SA:

	First half of 2005	First half of 2004
Management Board	1,431	1,313
Supervisory Board	121	121

Management Board and Supervisory Board members did not receive any remuneration from subsidiaries and associate companies.

Total compensation paid to the management of associated and subsidiary companies:

	First half of 2005	First half of 2004
In consolidated companies in in companies valued using the equity method		
Management Board members	2,819	3,835
Supervisory Board members	175	105
In companies excluded from consolidation		
Management Board members	60	49
Supervisory Board members	-	-

24. Share-based payments

Since 1998 (except for 1999) employee share incentive plans are run in the Group. One of the Group's shareholders (Agora Holding Sp. z o.o.) awards restricted stock to the Group's eligible employees. Restricted stock is awarded to the Group's employees from stock already in issue. The shares sold by Agora Holding Sp. z o.o. have fixed price of PLN 1 and the following restrictions: they are registered, not admitted for public trade and cannot be sold for a period from 2 to 10 years.

(all amounts in PLN thousands unless otherwise indicated)

Additionally, in respect to incentive plans, in which shares were sold until 2002, Agora Holding Sp. z o.o. has an irrevocable option to buy back shares for PLN 1 in case of non-compliance with share incentive plan regulations by employees.

The shares are awarded to the Group's eligible employees pursuant to two plans:

a) Employee Stock Purchase Plans (ESPP)

The majority of the Group's employees (except those within the SIP below) were eligible and the number of shares granted was dependent on years of service.

Movements in the shares outstanding are as follows:

	First half of 2005	2004
Balance as at beginning of the period	-	2,245,113
Granted	-	-
Forfeited	-	(91,330)
Vested	-	(2,153,783)
Balance as at end of the period	-	-

b) management Stock Incentive Plan (SIP) (valid until the end of 2004)

The number of shares granted depended on eligible managers meeting performance criteria (non-market conditions).

Movements in the shares outstanding are as follows (including shares granted to Management Board members):

	First half of 2005	2004
Balance as at beginning of the period	8,019,343	12,146,355
Granted	-	1,236,954
Forfeited	(39,853)	(219,380)
Vested	-	(5,144,586)
Balance as at end of the period	7,979,490	8,019,343

The shares under this scheme were granted in each year from 1998 (except for 1999) and vest gradually till 2010 (vesting period 5 or 10 years). The shares not yet vested as at 31 December 2004 were granted before 7 November 2002; consequently they are outside the scope of IFRS 2 "Share-based Payment".

The shares outstanding have full dividend and voting rights.

c) shares purchased by Management Board of Agora (until 2004)

Agora's shares owned by the Management Board members acquired in accordance with the employee incentive plans as well as following the change of the legal form of the Company for PLN 1.

	As at 30 June 2005	Acquired in 2004	As at 31 December 2004
Wanda Rapaczynski	1,351,345	38,543	1,401,857
Piotr Niemczycki	1,599,372	37,981	1,748,373
Zbigniew Bak	155,850	85,486	155,850
Jarosław Szalinski	9,218	9,218	9,218

d) Management Incentive Plan (valid in 2005)

Incentive plan based on Agora's shares under the previous structure was discontinued. The Group is currently introducing the new plan. In the first half of 2005 no securities were granted to eligible employees.

(all amounts in PLN thousands unless otherwise indicated)

25. Finance income

	First half of 2005	First half of 2004
Interests on loans and similar items	634	162
Other interest and income from short-term financial assets	4,235	2,188
Gain on sale of financial assets	5,047	1,098
Impairment losses for financial assets	723	167
Reversal of provision for guarantees	-	2,791
Other	144	235
	10,783	6,641

26. Finance cost

	First half of 2005	First half of 2004
Interest on loans payable	4,795	4,253
Other interest	135	167
Impairment losses recognised for financial assets	865	4,795
F/x losses	97	90
Impairment losses recognised for interest receivable	955	1,052
Other	606	377
	7,453	10,734

No interest was capitalised either in the first half of 2005 or in the first half of 2004 as well as in the whole 2004.

27. Income taxes

	First half of 2005	First half of 2004
Current tax expense		
Current year	(14,790)	(717)
Adjustments for prior periods	(415)	-
	(15,205)	(717)
Deferred tax expense		
Origination and reversal of temporary differences	(7,037)	(839)
The amount of benefit from a previously unrecognised tax loss, tax credit or temporary difference of a prior period	2,448	-
Other	4	-
	(4,585)	(839)
Total tax expense recognised in the income statement	(19,790)	(1,556)

(all amounts in PLN thousands unless otherwise indicated)

Income tax expense recognised in the income statement

Current tax receivables and liabilities are expected to be recovered or settled within one year.

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the tax rate ruling in the particular year as follows:

	First half of 2005	First half of 2004
Profit / (loss) before tax	111,149	13,711
Tax calculated at a rate of 19% (2004: 19%)	(21,118)	(2,605)
Tax effect of:		
Interests in results of associates	(21)	(185)
Tax losses of subsidiaries consolidated and other consolidation adjustments	(7,408)	(2,766)
The impact of income not subject to tax	1,088	1,018
Amortisation and impairment losses for goodwill	-	(1,258)
Other temporary differences on which deferred tax was not recognised	772	3,745
Other permanent differences	6,759	(233)
Utilisation of tax losses on which deferred tax was not recognised	138	728
Tax calculated at an effective rate of 17.8% (2004: 11.3%)	(19,790)	(1,556)

28. Tax exemption in Special Economic Zone

The Group's subsidiary (Agora Poligrafia Sp. z o.o.) operates in a Special Economic Zone. Agora Poligrafia Sp. z o.o. was granted the right to tax exemption up to a maximum amount of 75% of capital expenditures incurred since the date of permit for activity in the Special Economic Zone to 31 December 2006 (at 30 June 2005 qualifying capital expenditures amounted to PLN 70,311 thousand). The printing activities conducted in the Special Economic Zone are subject to the tax exemption. As at 30 June 2005 the cumulative taxes not paid amounted to PLN 12,404 thousand (31 December 2004: PLN 11,316 thousand). The available discounted tax exemption as at 30 June 2005 amounted to PLN 26,673 thousand (31 December 2004: PLN 27,144 thousand) and expires in 2016. Utilization of this tax exemption depends on the availability of future taxable income. As described in accounting policy the company recognises the exemption in the period to which it relates.

29. Earnings per share

In calculating earnings per share the following variables were used:

a) as numerators – net profits attributable to equity holders of the parent for the respective years,

b) as denominators - the average number of shares issued for the current year which is 56,757,525 for both 2005 and 2004.

There are no dilutive factors as at 30 June 2005 and in 2004.

(all amounts in PLN thousands unless otherwise indicated)

30. Business combinations

Six months ended 30 June 2005

	Inforadio Sp. z o.o.
The acquisition date	April 2005
% of voting equity instruments acquired	20.7%
% of voting equity instruments held after the transaction	66.1%
Net result included in the consolidated income statement / Share of results in associates	(1,964)
Intangible assets	949
Property, plant and equipment	123
Operating working capital, except cash and cash equivalents	-
Cash and cash equivalents	243
Interest-bearing loans and borrowings	(53,944)
	(52,629)
Net identifiable assets and liabilities	(10,894)
Other adjustments	10,894
Goodwill on acquisition	-
Total consideration	-
Purchase consideration settled in cash	-
Cash and cash equivalents in subsidiaries acquired	(243)
Cash inflow on acquisition	(243)

Inforadio Sp. z o.o. is the broadcaster of a radio program *TOK FM*. The purchase price of a 20.7% shares amounted to EUR 2. The fair value of assets and liabilities purchased approximated their carrying value. "Other adjustments" refer to losses already absorbed by the Group and minority shareholders' share in losses of Inforadio Sp. z o.o. which results from the agreement for joint financing of Inforadio signed with the other shareholder of that company.

Assuming the consolidation of Inforadio from the beginning of the year the Group's revenue for the first half of 2005 would be PLN 616,013 thousand and the net profit PLN 90,338 thousand.

31. Financial risk management

Credit risk

Financial assets which potentially subject the Group to concentration of credit risk consist principally of cash, short-term deposits, short-term financial assets, loans granted and trade receivables.

The Group's cash equivalents are placed with high credit quality financial institutions or with related entities. All investments are made subject to procedures approved by the Management Board.

It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. Credit risk with respect to trade receivables is limited due to the large number of customers comprising the Group's customer base and their dispersion across different industries. Accordingly, the Group has no significant concentration of credit risk.

Foreign currency risk

Foreign exchange risk is related to purchases of newsprint which is contracted in EURO, fixed asset purchases and rent of premises which are also partly contracted in foreign currencies, mainly EURO and USD.

(all amounts in PLN thousands unless otherwise indicated)

Accounts receivable in foreign currency amounted to PLN 1,475 thousand (31 December 2004: PLN 1,130 thousand, 30 June 2004: PLN 803 thousand), principally in EURO.

Accounts payable requiring settlement in foreign currency amounted to PLN 5,175 thousand (31 December 2004: PLN 7,340 thousand, 30 June 2004: 3,465 thousand), payable principally in EURO and USD.

The Company does not hedge against exchange rate risk on a long term basis (because of the high cost of long term hedging). From time to time, the Company may still enter into short term forward currency contracts with maturity up to three months.

Interest rate risk

The Group invests in short-term deposits and short-term securities with variable interest rates specific to liquid financial instruments of minimum risk, or other securities paying a premium on redemption. All the deposits and securities mature within one year.

Additionally, the Group has interest bearing bank loans with interest at a floating rate based on WIBOR.

(all amounts in PLN thousands unless otherwise indicated)

32. Information about financial instruments

As at 30 June 2005:

1) General information

	Bank deposits	Short-term financial assets	Debt securities	Loans granted	Loans received
a) Classification	Loans and receivables	Buy-sell-back – loans and receivables Certificates in investment funds – financial asset at fair value through profit or loss	Available-for-sale financial assets	Loans and receivables	Financial liability
b) Nature of the instrument	Short-term low risk or risk free investments	Short-term low risk or risk free investments	Debt securities of associates	9 long- and short-term loans	Bank loan Loan
c) Value of the instrument	PLN 84,272 thousand	Buy-sell-back = PLN 114,984 thousand Certificates in investment funds = PLN 67,439 thousand	PLN 1,467 thousand	PLN 15,238 thousand	Bank loan = PLN 139,480 thousand Loans of subsidiary from minority shareholder = PLN 18,470 thousand
d) Value of the instrument in foreign currency, if applicable	n/a	n/a	n/a	n/a	n/a
e) Purpose of the instrument	Investing of cash surpluses	Investing of cash surpluses	Short-term financing of associates	Financing of associates	Bank loan – investment needs Loans – operating needs
f) Amount on which future payments are based	Total value of deposits	Total value of investments	Face value = PLN 1,555 thousand	Face value	Face value

(all amounts in PLN thousands unless otherwise indicated)

	Bank deposits	Short-term financial assets	Debt securities	Loans granted	Loans received
g) Amount and timing of future cash receipts or payments	Interest depending on maturity	Interest depending on maturity	Discount of PLN 88 thousand	Interest depending on maturity	Interests paid monthly
h) Date of repricing, maturity, expiry or execution	Liquid	Liquid	2.12.05 and 22.04.06	According to agreements	Bank loan – instalments paid quarterly from 31.03.07 to 31.12.10 Loans – 1.01.06 / 1.01.07
i) Early settlement option	Any time	Any time	Any time	Termination of agreements	Possible
j) Execution price or range of prices	Face value plus interests	Face value plus interests	PLN 1,555 thousand	Face value plus interests	Face value plus interests
k) Option to convert or exchange instrument to other asset or liability	None	None	None	None	None
l) Stated rate or amount of interest, dividend or other periodic return and the timing of payments	Floating, WIBOR + margin Timing of payments– maturity	According to valuation of certificates and WIBOR + margin Timing of payments– maturity	6.7% - 8.2%	Most often – WIBOR + margin Timing of payments– instalments or at maturity date	Bank loans – WIBOR + margin Timing of payments– monthly Loans – WIBOR + margin Timing of payments– according to agreements
m) Collateral held or pledged	None	None	None	Majority of loans without collaterals, for other bills of exchange	Bank loans – collateral described in note 12. Loans without collaterals

	Bank deposits	Short-term financial assets	Debt securities	Loans granted	Loans received
n) Above information for the instrument in exchange for	n/a	n/a	n/a	n/a	n/a
o) Other conditions	None	None	None	None	None
p) Type of risk associated with the instrument	Interest rate, credit risk of financial institution	Interest rate, credit risk of financial institution	Interest rate, credit risk of associates	Interest rate, credit risk of associates	Interest rate
q) The amount of liabilities from the instruments	None	None	None	None	None
r) Fair value of the instrument	Equal to carrying value	Equal to carrying value	Equal to carrying value	Equal to carrying value	Equal to carrying value
s) Method of fair value determination	Discounted cash flow	Market quotations	Discounted cash flow	Discounted cash flow	Discounted cash flow

Interest rate risk

t) Description of the risk	Low due to floating rate	Low due to floating rate	Low due to floating rate	Low due to floating rate	Low due to floating rate
u) Contractual repricing or maturity date	See point h)	See point h)	See point h)	See point h)	See point h)
w) Effective interest rate	Close to nominal	Close to nominal	Close to nominal	Close to nominal	Close to nominal

Credit risk

x) Description of the risk	Depending on the creditworthiness of the bank	Depending on the creditworthiness of the financial institution	Depending on the creditworthiness of the associates	Depending on the creditworthiness of the associates	None
y) Maximum credit risk exposure	Amount deposited less amount from BFG	Amount deposited	Amount deposited	Amount deposited	n/a

(all amounts in PLN thousands unless otherwise indicated)

As at 30 June 2004:

1) Dane ogólne

	Bank deposits	Short-term financial assets	Debt securities	Loans granted	Bank loan
a) Classification	Loans and receivables	Buy-sell-back – loans and receivables Certificates in investment funds – financial asset at fair value through profit or loss	Available-for-sale financial assets	Loans and receivables	Financial liability
b) Nature of the instrument	Short-term low risk or risk free investments	Short-term low risk or risk free investments	Debt securities of associates	219 long- and short-term loans	Bank loan
c) Value of the instrument	PLN 9,104 thousand	Buy-sell-back = PLN 66,343 thousand Certificates in investment funds = PLN 1,149 thousand	PLN 1,430 thousand	PLN 14,829 thousand	PLN 139,480 thousand
d) Value of the instrument in foreign currency, if applicable	n/a	n/a	n/a	n/a	n/a
e) Purpose of the instrument	Investing of cash surpluses	Investing of cash surpluses	Short-term financing of associates	Financing of associates	Investment needs
f) Amount on which future payments are based	Total value of deposits	Total value of investments	Face value = PLN 1,504 thousand	Face value	Face value
g) Amount and timing of future cash receipts or payments	Interest depending on maturity	Interest depending on maturity	Discount of PLN 82 thousand	Interest depending on maturity	Interests paid monthly
h) Date of repricing, maturity, expiry or execution	Liquid	Liquid	10.12.04 and 22.04.05	According to agreements	Instalments paid quarterly from 31.03.05 to 31.12.08

	Bank deposits	Short-term financial assets	Debt securities	Loans granted	Bank loan
i) Early settlement option	Any time	Any time	Any time	Termination of agreements	Possible
j) Execution price or range of prices	Face value plus interests	Face value plus interests	PLN 1,504 thousand	Face value plus interests	Face value plus interests
k) Option to convert or exchange instrument to other asset or liability	None	None	None	None	None
l) Stated rate or amount of interest, dividend or other periodic return and the timing of payments	Floating, WIBOR + margin Timing of payments– maturity	According to valuation of certificates and WIBOR + margin Timing of payments– maturity	6.9% - 7.0%	Most often – WIBOR + margin Timing of payments– instalments or at maturity date	WIBOR + margin Timing of payments– monthly
m) Collateral held or pledged	None	None	None	Majority of loans without collaterals, for other bills of exchange	Collateral described in note 12.
n) Above information for the instrument in exchange for	n/a	n/a	n/a	n/a	n/a
o) Other conditions	None	None	None	None	None
p) Type of risk associated with the instrument	Interest rate, credit risk of financial institution	Interest rate, credit risk of financial institution	Interest rate, credit risk of associates	Interest rate, credit risk of associates	Interest rate
q) The amount of liabilities from the instruments	None	None	None	None	None
r) Fair value of the instrument	Equal to carrying value	Equal to carrying value	Equal to carrying value	Equal to carrying value	Equal to carrying value
s) Method of fair value determination	Discounted cash flow	Market quotations	Discounted cash flow	Discounted cash flow	Discounted cash flow

Interest rate risk

	Bank deposits	Short-term financial assets	Debt securities	Loans granted	Bank loan
t) Description of the risk	Low due to floating rate	Low due to floating rate	Low due to floating rate	Low due to floating rate	Low due to floating rate
u) Contractual repricing or maturity date	See point h)	See point h)	See point h)	See point h)	See point h)
w) Effective interest rate	Close to nominal	Close to nominal	Close to nominal	Close to nominal	Close to nominal

Credit risk

x) Description of the risk	Depending on the creditworthiness of the bank	Depending on the creditworthiness of the financial institution	Depending on the creditworthiness of the associates	Depending on the creditworthiness of the associates	None
y) Maximum credit risk exposure	Amount deposited less amount from BFG	Amount deposited	Amount deposited	Amount deposited	n/a

(all amounts in PLN thousands unless otherwise indicated)

2) Detailed information about financial instruments

	First half of 2005	First half of 2004
Interest income on financial assets		
Bank deposits	3,088	943
Treasury bills	3,751	1,075
Loans granted	634	162
Impairment losses recognised for financial assets		
Loans granted	(365)	(4,739)
Other	(52)	(56)
Interest expense on financial liabilities		
Bank loans	(4,603)	(4,251)
Loans	(188)	(2)

33. Capital and investment commitments

Contractual capital and investment commitments existing at the balance sheet date amounted to PLN 6,449 thousand (31 December 2004: PLN 7,622 thousand, 30 June 2004: PLN 14,471 thousand).

As of 30 June 2005 future capital and investment expenditures budgeted by the Group for the following 12 months amounted to PLN 59,842 thousand (31 December 2004: PLN 39,718 thousand).

34. Contingencies

As of 30 June 2005 the Company had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business from which it is anticipated that no material liabilities will arise, other than those noted below.

Benefiting party	Debtor	Valid till	Amount	Provisions booked
	Guarantees provided by Agora SA			
Bank BPH SA.	BOR Sp. z o.o.	-	1,450	-
Pekao SA.	Agora's employees	31.03.2008 / 31.05.2008	513	-
	Guarantees provided by AMS SA			
Vox Chemia Sp. z o.o.	AMS SA.	31.12.2012	1,467	-
PKiN Sp. z o.o.	AMS SA.	31.01.2006	200	-
Others	AMS SA.	30.12.2005 / 29.12.2006	90	-
			3,720	-

Majority of lease agreements for rent of space for advertising panels includes an obligation to remove panels and restore the space to its previous condition. Agreements are usually concluded for finite periods, shorter than the useful life of the panels. Despite provisions of the agreements, the necessity to uninstall the panel will depend on future decisions taken at the end of the lease period. Based on the experience of AMS SA., the majority of the agreements are prolonged without any expenditures on restoration. Taking into account these uncertainties, AMS SA decided to recognize expenditures on restoration when incurred or when the decision to restructure the panels is taken (including restoration). The restoration costs amounted to PLN 220.9 thousand in the first half of 2005 and PLN 406.8 thousand in 2004.

(all amounts in PLN thousands unless otherwise indicated)

35. Commitments under operating leases

The future minimum lease payments under non-cancellable operating leases are primarily for the lease of outdoor locations for AMS panels, land and buildings and are summarised as follows:

	30 June 2005	31 December 2004	30 June 2004
Within one year	41,943	43,140	47,991
Between one and five years	108,756	119,306	136,016
More then five years	22,230	1,763	23,013
Total	172,929	164,209	207,020

The amounts disclosed above include 22% VAT that the Group will be able to recover.

The majority of lease payments are denominated in PLN.

The total value of minimum lease payments denominated in foreign currencies amounts to EUR 1,151 thousand (31 December 2004: EUR 1,720 thousand) and USD 6,503 thousand (31 December 2004: USD 8,725 thousand) which is equivalent to PLN 26,625 thousand (31 December 2004: PLN 29,794 thousand).

A breakdown of the future minimum lease payments under non-cancellable operating leases to be paid by AMS is presented below:

	30 June 2005	31 December 2004	30 June 2004
Within one year	37,974	39,026	42,689
Between one and five years	102,414	111,867	126,176
More then five years	21,152	121	21,437
Total	161,540	151,014	190,302

The amount of minimum lease payments recognised in the income statements is shown in Note 19.

36. Group companies

Basic information about Group companies:

(all amounts in PLN thousands unless otherwise indicated)

	Companies consolidated	% of shares held effectively		Assets		Liabilities		Sales		Net result	
		First half of 2005	First half of 2004	First half of 2005	First half of 2004	First half of 2005	First half of 2004	First half of 2005	First half of 2004	First half of 2005	First half of 2004
1	Agora Poligrafia Sp. z o.o., Tychy	100.0%	100.0%	93,344	81,025	38,862	5,623	26,920	28,531	7,015	6,796
2	Art Marketing Syndicate SA (AMS), Poznań	99.8%	99.8%	113,423	112,836	52,436	76,979	86,487	69,295	15,679	1,280
3	KKK FM S.A., Wrocław	84.2%	84.2%	1,948	1,715	2,066	1,910	1,649	1,770	(50)	20
4	Elita Sp. z o.o., Bydgoszcz	100.0%	100.0%	915	876	1,474	1,266	534	574	(99)	(51)
5	Radio Trefl Sp. z o.o., Sopot (2)	99.9%	99.9%	1,597	1,584	981	1,253	1,335	1,480	104	153
6	IM 40 Sp. z o.o., Warszawa	72.0%	72.0%	4,257	4,036	1,740	1,244	5,307	5,708	1,052	1,327
7	LRR Sp. z o.o., Warszawa	100.0%	100.0%	34,837	24,027	13,797	1,253	9,224	831	(1,836)	(7)
8	O'le Sp. z o.o., Opole (2)	100.0%	100.0%	566	568	1,183	969	291	209	(37)	(238)
9	Karolina Sp. z o.o., Tychy (2)	100.0%	100.0%	3,475	2,269	944	768	2,625	2,214	437	(97)
10	CITY Radio Sp. z o.o., Częstochowa	100.0%	100.0%	751	634	3,575	3,445	449	389	209	(207)
11	Radio Na Fali Sp. z o.o., Szczecin (2)	100.0%	100.0%	1,113	967	1,308	1,413	1,025	875	191	(38)
12	ROM Sp. z o.o., Warszawa (2)	100.0%	100.0%	904	895	7,666	6,930	86	54	(284)	(477)
13	Barys Sp. z o.o., Tychy (2)	89.8%	89.8%	479	550	5,192	4,914	-	-	(134)	(237)
14	Agencja Reklamowa Jowisz Sp. z o.o., Jelenia Góra (2)	100.0%	100.0%	227	309	2,918	2,740	13	26	(95)	(185)
15	Radio Pomoże Sp. z o.o., Bydgoszcz (2)	100.0%	100.0%	374	277	1,182	995	406	453	(35)	(138)
16	Twoje Radio Sp. z o.o., Wałbrzych (1) (2)	100.0%	100.0%	607	624	3,764	3,095	359	340	(293)	(419)
17	Wibor Sp. z o.o., Nowy Sącz (2)	100.0%	100.0%	2,067	2,288	2,114	1,337	1,024	978	(451)	(738)
18	Adpol Sp. z o.o., Warszawa	99.8%	99.8%	5,631	9,166	3,247	5,164	5,634	5,192	1,496	1,008
19	Akcent Media Sp. z o.o., Poznań	99.8%	99.8%	1,744	1,787	1,865	3,322	7,661	4,444	881	(311)
20	Radio Wanda Sp. z o.o., Kraków (2)	100.0%	100.0%	2,190	1,753	2,872	3,067	1,744	1,866	297	180
21	Radio Klakson Sp. z o.o., Wrocław	100.0%	100.0%	802	735	3,793	3,149	956	1,204	(225)	(364)
22	Multimedia Plus Sp. z o.o., Śrem	76.0%	24.0%	136	153	1,428	1,237	108	1	(26)	(144)
23	Lokalne Radio w Opolu Sp. z o.o., Opole (3)	100.0%	-	77	-	52	-	1	-	(4)	-
24	Radio Lokalne Zielona Góra Sp. z o.o., Zielona Góra (3)	100.0%	-	32	-	35	-	-	-	(9)	-
25	Inforadio Sp. z o.o., Warszawa	66.1%	41.6%	2,289	2,407	57,892	52,606	589	924	(2,974)	(3,554)

(all amounts in PLN thousands unless otherwise indicated)

(1) indirectly, through Agencja Reklamowa Jowisz Sp. z o.o..
(2) directly and indirectly, through Lokalne Rozgłośnie Radiowe Sp. z o.o.
(3) demerged from Klakson Sp. z o.o.

	Companies accounted for using the equity method	% of shares held effectively		100% of selected items: Assets		Liabilities		Sales		Net result	
		First half of 2005	First half of 2004	First half of 2005	First half of 2004	First half of 2005	First half of 2004	First half of 2005	First half of 2004	First half of 2005	First half of 2004
1	Poznań	50.0%	50.0%	860	848	639	727	612	612	48	8
2	BOR Sp. z o.o., Poznań	50.1%	50.0%	2,305	1,581	5,806	5,529	5,088	4,274	247	(92)
3	Radio Mazowsze Sp. z o.o., Łomianki	24.0%	24.0%	439	419	5,061	4,471	83	52	(202)	(356)
4	Bis Media Sp. z o.o., Lublin	49.0%	49.0%	551	547	1,913	1,722	932	818	(118)	(145)
5	Regionalne Przedsiębiorstwo Związkowe Sp. z o.o., Tychy	49.0%	49.0%	455	637	8,480	7,593	548	522	(477)	(733)
6	Tres Sp. z o.o., Sieradz	48.5%	48.5%	1,205	230	1,805	165	1,231	17	(62)	(33)

The remaining companies in which Agora SA owns shares (not listed in the tables presented above) are not consolidated as they are immaterial.

(all amounts in PLN thousands unless otherwise indicated)

37. Related-party transactions

Table below presents total investments and balances with related parties as at balance sheet date.

	30 June 2005	31 December 2004	30 June 2004
Subsidiaries			
Shares	1,694	2,972	2,972
Non-current loans granted	-	-	14
Current loans granted	228	219	415
Additional paid-in capital	1,200	1,200	1,200
Other non-current financial assets	74	25	24
Trade receivables	372	306	321
Trade liabilities	672	246	837
Associates			
Shares	164	170	176
Current debt securities	1,467	1,502	1,430
Non-current loans granted	11,931	11,381	10,776
Current loans granted	18	-	564
Other non-current financial assets	1,403	1,435	2,204
Trade receivables	1,376	1,230	618
Other receivables	25	4	3
Non-current loans received	185	111	-
Trade liabilities	580	803	442
Other liabilities	186	158	122
Major shareholder			
Trade receivables	-	-	18
Management Board of Agora SA.			
Receivables	3	-	20
Supervisory Board of Agora SA.			
Receivables	-	12	13
Management Board of group companies			
Receivables	109	313	223

(all amounts in PLN thousands unless otherwise indicated)

Table below presents total transactions with related parties:

	First half of 2005	First half of 2004
Subsidiaries		
Sales	9	-
Purchases	(1,543)	(1,091)
Interests on loans granted	-	113
Other interests	-	14
Associates		
Sales	2,709	2,696
Purchases	(4,137)	(2,599)
Interests on loans granted	634	-
Interest on loans payable	(3)	(2)
Major shareholder		
Sales	7	23
Other operating revenues	-	1,073

Total value of transactions with related parties exceeded the equivalent of EURO 500 thousand. There are the following types of transactions within the Group:

- advertising services,
- rent of machinery, office and other fixed assets,
- providing various services: legal, financial, administration, trade,
- grant and repayment of loans and interest revenues and costs
- dividend distribution.

All transactions within the Group are carried out on arm's length basis and are within the normal business activities of companies.

38. Expiry of radio licences

Agora SA holds an interest in 27 radio companies in Poland, which control 27 local stations and the superregional radio station *TOK FM*. Radio stations operate under licences granted by the National Broadcasting Council (KRRiT). The concessions are granted for periods from 3 to 7 years in exchange for the licence fees payable upfront by a particular station. The fees are set in the licence based on the population in the area covered by particular station.

During the period of the concession the radio stations are, among others, obliged to comply with regulations in the Broadcasting Act, broadcast radio programmes as specified in the application for the concession approved by the National Broadcasting Council as well as provide the National Broadcasting Council with annual financial statements.

The certainty of the future cash flows from the radio business depends, among others, on the decisions of the National Broadcasting Council which may revoke the licence or refuse to renew it for non-compliance with the Broadcasting Act.

The breakdown of current year revenues of radio companies, consolidated using the full consolidation method, according to years when licences will expire is presented below:

(all amounts in PLN thousands unless otherwise indicated)

	Number of radio companies	Revenues for first half of 2005 (non-group)
2007	1	5,376
2008	6	1,185
2009	4	3,588
2010	4	4,149
2011	2	1,228
2012	2	1,851
	19	17,377

The breakdown of Agora's share in revenues of radio companies, consolidated using the equity method, according to years when licences will expire is presented below:

	Number of radio companies	Revenues for first half of 2005
2008	2	726
2009	1	20
2010	3	3,447
	6	4,193

39. Accounting estimates and judgments

Estimates and assumptions are continually evaluated and are based on historical experience and best knowledge of the Group as at the date of the estimation. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities concern impairment tests for goodwill and intangibles with indefinite useful life.

40. Changes in accounting policies

As at 1 January 2005 significant amendments to IFRS concerning the treatment of goodwill and intangible assets, and share-based payments came into force.

As of the date of introduction of the new standards, goodwill is no longer amortized (annual non-cash expense for goodwill amortization amounted to approximately PLN 13 million) and the Group no longer amortizes its magazine titles (Agora's annual amortization charge was PLN 5.6 million) Instead, in both cases, the Group will be obliged to conduct annual impairment tests (or more often if there are indications of impairment).

With regards to IFRS 2 "Share-based Payments", equity instruments granted to employees should be valued and recognized in the financial statements.

The provisions of the standard refer to equity instruments granted to employees in 2005 and onwards. Shares acquired by employees prior to the end of 2004 have no impact on the Group's income statement.

41. Selected consolidated financial data together with translation into EURO

Selected financial data presented in the financial statements has been translated into EURO in the following way:

- income statement and cash flow statement figures using arithmetic average of exchange rates published by NBP and ruling on the last day of each month during the quarter. For the first half of

2005 EURO 1 = 4.0910; for the first half of 2004 EURO 1 = 4.7221.

- balance sheet figures using the average exchange rates published by NBP and ruling on the last day of the quarter. Exchange rate as at 30 June 2005 – EURO 1 = 4.0557; as at 30 June 2004 – EURO 1 = 4.5485.

	PLN thousand		EURO thousand	
	Six months ended 30 June 2005	Six months ended 30 June 2004	Six months ended 30 June 2005	Six months ended 30 June 2004
Sales	615,949	474,954	150,562	100,581
Operating profit / (loss)	107,931	18,778	26,383	3,977
Profit / (loss) before income taxes	111,149	13,711	27,169	2,904
Net profit / (loss) for the period attributable to equity holders of the parent	92,052	11,781	22,501	2,495
Net cash from operating activities	124,492	57,876	30,431	12,256
Net cash used in investing activities	(49,526)	(48,958)	(12,106)	(10,368)
Net cash used in financing activities	(6,268)	(5,445)	(1,532)	(1,153)
Net increase / (decrease) in cash and cash equivalents	68,698	3,473	16,792	735
Total assets	1,561,072	1,380,317	384,908	303,466
Non-current liabilities	210,082	173,020	51,799	38,039
Current liabilities	179,934	136,294	44,366	29,965
Equity attributable to equity holders of the parent	1,189,124	1,070,155	293,198	235,276
Share capital	56,758	56,758	13,995	12,478
Number of shares	56,757,525	56,757,525	56,757,525	56,757,525
Earnings per share (in PLN / in EURO)	1.62	0.21	0.40	0.04
Book value per share (in PLN / in EURO)	20.95	18.85	5.17	4.15

(all amounts in PLN thousands unless otherwise indicated)

42. Events after the balance sheet date

- On 8 July 2005, 4,017,750 shares of Agora SA (the Shares) were admitted for trading on the main market of the Warsaw Stock Exchange. The Shares constitute 11.6% of all of shares of Agora SA currently listed on the Warsaw Stock Exchange and 7.08% of all shares of Agora SA admitted to public trading.
- On 20 July 2005, as a result of the conversion executed on the shareholder's resolution 750,000 preferred registered series C shares became common bearer shares, losing the voting preference the shares had enjoyed before the conversion.
- On 18 August 2005, the Company started a share buy-back program for the purpose of their redemption. The Management Board of Agora SA informs about the execution of the program in regulatory filings. As at the date of publication of these financial statements Agora SA. Has purchased 724,327 of its own shares, which constitute 1.28% of the total share capital.
- On 16 September 2005, the Management Board of Agora SA announced the information received from Agora Holding Sp. z o.o. relating to changes in the incentive plan for the employees of Agora and its subsidiaries. The Participatory Closed Mutual Fund will be the basis for a new incentive program. The fund will be managed by a Polish investment fund, Skarbiec Towarzystwo Funduszy Inwestycyjnych SA.

Warsaw, 27 September 2005

Wanda Rapaczynski – President of the Management Board ....

Piotr Niemczycki – Deputy President of the Management Board ....

Zbigniew Bak – Deputy President of the Management Board ....

Jaroslaw Szalinski – Member of the Management Board ....

Signature of the person responsible for keeping the accounting records

Anna Kacprowicz – Chief Accountant ....

AGORA GROUP
MANAGEMENT DISCUSSION AND ANALYSIS (MD&A)
OF THE COMPANY'S RESULTS FOR THE FIRST HALF OF 2005
PRESENTED ACCORDING TO
INTERNATIONAL FINANCIAL REPORTING STANDARDS

9

TABLE OF CONTENTS

AGORA GROUP
MANAGEMENT DISCUSSION AND ANALYSIS (MD&A)
OF THE COMPANY'S RESULTS FOR THE FIRST HALF OF 2005
PRESENTED ACCORDING TO
INTERNATIONAL FINANCIAL REPORTING STANDARDS

REVENUE PLN 616 MILLION, NET PROFIT PLN 92 MILLION, EBITDA PLN 155 MILLION, OPERATING CASHFLOW PLN 125 MILLION

Unless indicated otherwise, all data presented herein represent the period of January – June 2005, while comparisons refer to the same period of 2004. All data sources are presented in part IV of this MD&A.

Unless explicitly stated otherwise, advertising market data referred to herein are based on Agora's estimates adjusted for average discount rate and are stated in current prices. Given the discount pressure and advertising time and space sell-offs, these figures may not be fully reliable and will be adjusted in the consecutive reporting periods. The estimates refer to advertising expenditures in four media (TV, print, radio and outdoor), which in case of print do not include classifieds, inserts and obituaries. The estimates are based on rate card data obtained from the following sources: AGB Polska monitoring, CR Media monitoring, EXPERT MONITOR monitoring, Agora monitoring, Izba Gospodarcza Reklamy Zewnętrznej monitoring.

In this MD&A Agora has corrected the advertising figures for 2004 and the previous years. The data referred to herein are based on the corrected estimates of the Company.

I. IMPORTANT EVENTS AND FACTORS WHICH INFLUENCE THE FINANCIALS OF THE GROUP

- According to Agora's estimates, advertising spending in the first half of 2005 grew by 10%.
- Total revenues of the Group in the first half of 2005 were PLN 616 million and grew by nearly 30% yoy. Advertising revenues were 11% higher than last year.
- In the first half of 2005 *Gazeta* sold 5.2% more copies than last year, while total paid circulation of all newspapers shrunk by 3.2%. In April *Gazeta* posted a record number of 526 thousand copies sold.
- During January-June 2005, *Gazeta's* share in the newspaper advertising market was 43%.
- In the first half of 2005 sales of encyclopedia series and the series of the 20th and 19th centuries literature amounted to PLN 112 million.
- In the first half of 2005 advertising sales of magazines grew 15%, AMS 22%, radio 20% and Internet 28%.
- In the first half of 2005 the Group's EBITDA reached almost PLN 155 million and EBITDA margin was above 25%.
- The Group's net profit stood at PLN 92 million *[1]*.

Zbigniew Bąk, Deputy President of the Management Board said:

"We just completed another good quarter. Thanks to maintaining promotional spending at a high level, *Gazeta* grew copy sales despite declining circulation market. The operating margin exceeded 20% in the newspaper segment and 15% in outdoor. We owe such strong results to the growth of the advertising market, effects of the last-year restructuring programme and strong revenues generated by special publishing projects. A high growth rate of sales in the first half of 2005 is also the effect of a low base because special publishing projects commenced in June 2004. Therefore, one shouldn't expect similar levels of growth in the second half of the year."

II. EXTERNAL AND INTERNAL FACTORS IMPORTANT FOR THE DEVELOPMENT OF THE GROUP

1. EXTERNAL FACTORS

1.1. Advertising market

During the first half of 2005 advertisers spent 10% more than last year. The fastest growing advertising segment was outdoor (up 21%), the slowest – tv (slightly above 7%), which did not recoup the losses of one-week advertising break in April after the passing of John Paul II.

In the first half of 2005 dailies were in demand, particularly national newspapers which saw a growth of over 23%. The rate of growth reflected a shift of some budgets which did not fit into TV after a one-week advertising break in April.

During the same period revenues of local dailies were up by 9%, while that of Warsaw newspapers grew by a notch of 1%. National magazines increased advertising sales by 7%.

In the first half of 2005 radio stations recorded a revenue growth of 12%.

1.2. Print market

According to the Circulation Audit Office (ZKDP), the total number of copies sold by all newspapers in the first half of 2005 decreased by 3.2% yoy. Over the period, *Gazeta Wyborcza* sold 467 thousand copies on average, 5.2% more than last year. Average copy sales of tabloid *Fakt* were 519 thousand, 5.5% lower than in the same period a year ago.

In the first half of 2005 the declines in circulation were also recorded by *Super Express* (down 8.7%) and local dailies (down 4.7%).

During the first half of 2005 *Gazeta's* readership was maintained at a high level of 19.6% (19.5% a year ago), *Fakt* had 23.3% reach (21.5% a year ago), while *Super Express* 10.6% (11.5% in the first half of 2004).

The competition in the newspaper market did not ease. In April 2005 *Super Express* reduced its cover price by 23% to PLN 1 (Monday to Thursday editions outside of Warsaw), while broadsheet *Rzeczpospolita* introduced a new layout. Free press became very active. Since April 2005, Agora's free newspaper *Metro* broadened its reach and appears in 19 cities with an average daily circulation of 457 thousand copies. In 2004 free publications, *Metropol* (average daily circulation in 2Q 2005 of 261 thousand) and *Dzień Dobry* increased circulation and extended their reach as well. In June 2005 a new free-of-charge weekly *Echo Miasta* was launched in four Polish cities.

The growth of the advertising market encouraged magazine publishers to undertake new initiatives. New titles appeared in the market, more are expected. Encouraged by the success of *Avanti,* Agora introduced a new quarterly for men, *Logo*. The publication is a novelty in Europe and combines consumer magazine features with a shopping guide.

2. INTERNAL FACTORS

2.1. Promotion and marketing

In the first half of 2005 total promotion and marketing cost was PLN 66.2 million or 10.7% of total sales of the Group. Increased promotion and marketing activities translated into record levels of copy sales of *Gazeta*.

2.2. Special publishing projects – books and encyclopedia

In the first half of 2005 total revenues from the sales of both book collections and the series of *Gazeta Wyborcza* encyclopedia supplemented with five dictionaries were PLN 112 million. The encyclopedia and the 20th century literature projects reached solid profitability.

On 17 May Agora launched a new collectible library project - classics of the 19th century literature. The series comprises 30 volumes and is available on Tuesdays at the price of PLN 18 plus the price of *Gazeta Wyborcza*.

Please note that as the first publishing series appeared in June 2004 (a canon of the 20th century literature), a very high growth rate of the Group's revenue in the first half of 2005 reflects the effect of low base in the first half of 2004 and should not be extrapolated going forward.

In addition, it should be noted, that high, one-off start-up cost of a new publishing project (e.g. a free-of-charge volume printed in high circulation or initial high promotion cost of the given series in media) has a material negative impact on the financials of the given quarter and may substantially affect the seasonality of the Group's results.

3. PROSPECTS

3.1. Advertising market

Better macroeconomic data are good signals for the advertising market. One needs to note, however, a several-month lag between GDP growth and advertising spending growth. Taking into account the above, the Group maintains its estimates of 10% advertising market development in 2005.

Based on the advertising market growth in the second quarter of 2005, however, (i.e. better than expected increase of spending for dailies) and the upcoming elections in autumn, the Group estimates that the growth pace of the particular segments of the market may slightly differ from its previous assumptions. According to Agora's estimates, newspapers, radio and outdoor will see higher than initially expected growth rates.

Agora would also like to point to the fact that the advertising market in Poland is very seasonal with the weakest ad spend during vacations.

3.2. Cost

According to the Group's estimates the level of promotion and marketing cost in 2005 will remain high.

Based on the estimated growth of advertising spending in 2005, the Group expects an increase in the cost of production and materials by 5%. Currently, production and materials cost constitutes 14% of the total operating cost; 12% of total operating cost is denominated in euro.

The Management Board of Agora intends to underscore that the positive contribution of last year's restructuring measures (staff cost in particular) was already to some extent reflected in the financials of the Group for the second half of 2004. Therefore, when estimating the results of the forthcoming quarters, one should consider the base effect. On the other hand, and as initially announced, the Group is reinvesting the savings resulting from the last-year restructuring into new projects and activities (e.g. special publishing series, *Metro* roll-out), as well as into the development of the management. This cost is being reflected in the results of the quarters in which it is incurred.

3.3. New International Financial Reporting Standards

As on 1 January 2005 significant amendments to IFRS concerning goodwill and intangible assets treatment, and share-based payments came into force. As of the date of introduction of the new standards, goodwill amortization is no longer charged to profit and loss account (annual non-cash expense for goodwill amortization amounted to around PLN 13 million) and the Group no longer amortizes its magazine titles (Agora's annual amortization charge was PLN 5.6 million). Instead - in both cases - the Group will be obliged to conduct annual impairment tests (or more often if there are indications of impairment).

With regards to IFRS 2 "Share-based Payments", Agora made the preliminary assumption of the level of non-cash cost related to stock incentive compensation in 2005 to be booked in the Group's P&L.

This non-cash cost item in 2005 is preliminary expected to be borderline material to the Group's total cost base for the year.

Pursuant to the requirements of accounting standards the non-cash cost related to the stock incentive compensation in 2005 will be booked in the fourth quarter of 2005.

Shares acquired by employees prior to the end of 2004 shall have no impact on the Group's P&L in 2005 and onwards.

3.4. Dividend payout and buy back

On 22 June 2005, Annual General Meeting of Shareholders (AGM) accepted Agora's Management Board recommendation regarding distribution of the Company's net profit for fiscal year 2004. According to resolutions adopted by AGM, the Company shall pay a dividend in the amount of PLN 0,50 (say: fifty Polish groszy) per share to eligible shareholders and shall execute the share repurchase program worth PLN 120 million (Program). The Program pertains to the Company's shares listed on the main market of the Warsaw Stock Exchange (WSE). The Program shall be executed in accordance with the best principles of transparency and corporate governance and adequate Polish and European Union legal regulations. In order to assure the maximum transparency of the process and provide equal access to the Program, two brokerage houses have been selected to execute the share repurchase program. The brokerage houses, acting on the basis of the contracts executed with the Company, shall purchase the Company's shares exclusively through the WSE, no block trade transactions shall be executed.

The details concerning the Program:

4

a) The Company's shares shall be purchased for the purpose of their redemption and decrease of the Company's share capital.
b) The Company shall start purchasing its own shares on 18 August 2005.
c) The Program shall be executed till 30 June 2006, or until the funds allocated for the execution of the Program upon resolution No. 3 of the Annual General Meeting of Shareholders dated 22 June 2005, are depleted. Acting in the best interest of the Company, the Management Board may, upon the consent of the Company's Supervisory Board, terminate the execution of the Program before the expiration of the authorization granted by the Annual General Meeting of Shareholders.
d) The total number of shares purchased by the Company in execution of the Program may not exceed 10% of the total number of the Company's shares as of the last day of the Program.
e) The number of shares purchased by the Company on any single day of the Program may not exceed 25% of the relevant average daily trading volume in Agora shares during the last 20 days prior to that purchase day.
f) The price for which the Company purchases its shares shall not exceed the higher of the following two values: the price of the last independent trade and the price specified in the highest current independent bid in transactions executed during the WSE trading sessions. In addition it cannot be higher by more than 2% than the closing price of Agora shares during the trading day immediately preceding the day on which the Company's shares are purchased.

The Management Board of Agora SA would like to underline that further growth is the Company's overarching priority and the Company plans to use its capital in order to achieve that objective, building its long term value through acquisitions and greenfield projects. At the same time, in compliance with Agora's policy of distributing profits to its shareholders announced on 14 February 2005, the Company shall return excess capital to its shareholders through a dual mechanism of (i) an annual dividend and (ii) share repurchases for the purpose of their redemption. Any future recommendations regarding the share repurchase program shall be presented by the Management Board every year before the Annual General Meeting of Shareholders upon consideration of the Company's financial position and investment capacity at that time.

III. FINANCIAL RESULTS

1. THE AGORA GROUP

The consolidated financial statements of the Agora Group for the first half of 2005 include Agora SA, Agora Poligrafia Sp. z o.o., the Art Marketing Syndicate S.A. Group (AMS Group), and 27 subsidiary and associated companies of the radio business. Detailed list of companies of the Agora Group is presented in financial statements for the first half of 2005.
Due to increase of share in Inforadio Sp. z o.o. to 66.1% on 5 April 2005, the company has been consolidated into the Group's results starting from the second quarter of 2005.

2. PROFIT AND LOSS ACCOUNT OF THE AGORA GROUP

Tab. 1

in PLN million	I H 2005	I H 2004	% change yoy
Sales	615.9	475.0	29.7%
Advertising	349.9	314.5	11.3%
Copy sales	119.7	120.7	(0.8%)
Other	146.3	39.8	267.6%
Operating cost net, incl.:	(508.0)	(456.2)	11.4%
Raw materials, energy and consumables	(153.5)	(91.8)	67.2%
D&A	(47.6)	(56.5)	(15.8%)
Staff cost	(114.4)	(117.4)	(2.6%)
Promotion and marketing	(66.2)	(48.3)	37.1%
Goodwill amortization	-	(7.2)	-
Restructuring	-	(8.5)	-
Operating profit / (loss) - EBIT	107.9	18.8	473.9%
Finance cost, net, incl.:	3.3	(4.1)	-
Revenue from short-term investment	7.7	2.3	234.8%
Interest on loans and similar costs	(5.3)	(4.3)	23.3%
Allowance for losses on investment, net	(0.9)	(1.8)	(50.0%)
Share of results of associates	(0.1)	(1.0)	(90.0%)
Profit / (loss) before income tax	111.1	13.7	710.9%
Income tax expense	(19.8)	(1.6)	1,137.5%
Net profit / (loss) for the period	91.3	12.1	654.5%
Attributable to:			
Equity holders of the parent	92.1	11.8	680.5%
Minority interest	(0.8)	0.3	-
	91.3	12.1	654.5%
EBIT margin (EBIT/Sales)	17.5%	4.0%	13.5pkt %
EBITDA	154.8	81.5	89.9%
EBITDA margin (EITDA/Sales)	25.1%	17.2%	7.9pkt %

Major products and services, as well as operating revenue and cost of the Agora Group are presented in detail in part IV of this MD&A ("Operating review – major lines of business of the Agora Group").

The impact of the operating results of particular businesses on the Group's financials is presented in the table under point 2.1. below.

2.1. Results presented according to major lines of business of the Agora Group for the first half of 2005

Tab. 2

in PLN million	Press and the Internet	Magazines	Outdoor	Radio	Unallocated amounts	Eliminations	Total (consolidated) first half 2005
Total sales	485.6	45.7	68.3	26.4	-	(10.1)	615.9
% Share	78.8%	7.4%	11.1%	4.3%	-	(1.6%)	100.0%
Total operating cost	(378.0)	(44.0)	(60.0)	(28.1)	(6.9)	9.0	(508.0)
EBIT	107.6	1.7	8.3	(1.7)	(6.9)	(1.1)	107.9
Finance cost, net							3.3
Share of results of associates							(0.1)
Income tax expense							(19.8)
Net profit (loss)							91.3
Attributable to:							
Equity holders of the parent							92.1
Minority interest							(0.8)
EBITDA	139.6	1.8	16.4	(0.3)	(1.4)	(1.3)	154.8
CAPEX	(3.8)	-	(5.3)	(1.3)	-	-	(10.4)

The column "unallocated amounts" includes amounts which were not allocated to any of Agora's lines of business: cost of the Company's headquarters and operating cost of new business development division.

2.2. Finance cost, net

Higher revenue from short-term investment results from an increase in cash and monetary assets and higher profitability of short term investments in the first half of 2005 in comparison to the first half of 2004.

3. BALANCE SHEET OF THE AGORA GROUP

Tab. 3

in PLN million	30/06/2005	31/12/2004	% change to 31/12/2004	30/06/2004
Non-current assets	1,005.7	1,039.3	(3.2%)	1,084.1
share in balance sheet total	*64.4%*	*71.9%*	(7.5pp)	*78.5%*
Current assets	555.4	407.0	36.5%	296.2
share in balance sheet total	*35.6%*	*28.1%*	7.5pp	*21.5%*
TOTAL ASSETS	1,561.1	1,446.3	7.9%	1,380.3
Equity attributable to equity holders of the parent	1,189.1	1,124.7	5.7%	1,070.2
share in balance sheet total	*76.2%*	*77.8%*	(1.6pp)	*77.5%*
Minority interest	(18.0)	1.5	-	0.8
share in balance sheet total	*(1.2%)*	*0.1%*	(1.3pp)	*0.1%*
Non-current liabilities and provisions	210.1	158.1	32.9%	173.0
share in balance sheet total	*13.5%*	*10.9%*	2.6pp	*12.5%*
Current liabilities and provisions	179.9	162.0	11.0%	136.3
share in balance sheet total	*11.5%*	*11.2%*	0.3pp	*9.9%*
TOTAL EQUITY AND LIABILITIES	1,561.1	1,446.3	7.9%	1,380.3

3.1. Non-current assets

Lower value of non-current assets versus 31 December 2004 results from the depreciation of tangible fixed assets and amortization of intangible fixed assets.

3.2. Current assets

The change in balance of current assets versus 31 December 2004 was affected mainly by the increase of cash and accounts receivable (following the growth in sales).

3.3. Non-current liabilities and provisions

Higher non-current liabilities as compared to 31 December 2004 result mainly from consolidation of Inforadio Sp. z o.o. (interest bearing loan to the other shareholder) and the reclassification of bank loan from short-term to long-term part as a consequence of the annex to the loan agreement extending the repayment date by 2 years.

3.4. Current liabilities and provisions

The change of current liabilities over 31 December 2004 results mainly from:

- dividend liability recognized following the resolution of Shareholders' Meeting,
- interest bearing loan recognized following the consolidation of Inforadio Sp. z o.o.,
- reclassification of bank loan to long-term part and
- increase in trade payables.

4. CASH FLOW STATEMENT OF THE AGORA GROUP

Tab. 4

in PLN million	I H 2005	I H 2004	% change yoy
Net cash from operating activities	124.5	57.9	115.0%
Net cash from investment activities	(49.5)	(49.0)	1.0%
Net cash from financing activities	(6.3)	(5.4)	16.7%
Total movement of cash and cash equivalents	68.7	3.5	1,862.9%
Cash and cash equivalents at the end of period	156.6	52.8	196.6%

As at 30 June 2005, the Agora Group had PLN 341.2 million in cash and in short-term monetary assets, of which PLN 156.6 million was in cash and PLN 184.6 million in short-term safe and liquid monetary assets.

Considering the cash position and the available loan facility (PLN 500 million less the drawing of PLN 139.5 million), the Agora Group does not anticipate any liquidity problems with regard to its further investment plans.

4.1. Operating activities

Net cash from operating activities significantly improved in the first half of 2005 as compared to last year. The main factors behind it were: the growing scale of operations (introduction of the special publishing projects) and the increase of operating efficiency which translated into enhancement of profitability.

4.2. Investment activities

Net outflow from investing activities in the first half of 2005 remained on the last year level. The structure of the activities changed – net outflow on short-term securities increased from PLN 27.4 million to PLN 42.1 million together with an increase of interest received (PLN 3.8 million compared to PLN 1.1 million a year ago). Additionally in the first half of 2005 the Group recorded inflow of PLN 2.2 million from sale of subsidiary, whereas the loans granted decreased (from PLN 5.2 million to PLN 0.6 million in the first half of 2005).

4.3. Financing activities

In the first half of 2005 net cash from financing activities mainly included interests paid on loans, dividend paid to minority shareholders and fees paid for the extension of the loan drawing period.

5. SELECTED FINANCIAL RATIOS *[3]*

Tab. 5

	I H 2005	I H 2004	% change yoy
Profitability ratios			
Net profit margin	14.9%	2.5%	12.4pp
Gross profit margin	45.6%	37.7%	7.9pp
Return on equity	15.9%	2.2%	13.7pp
Efficiency ratios			
Inventory turnover	8 days	8 days	-
Debtors days	56 days	61 days	(8.2%)
Creditors days	30 days	31 days	(3.2%)
Liquidity ratio			
Current ratio	3.1	2.2	40.9%
Financing ratios			
Gearing ratio (1)	-	1.4%	-
Interest cover	23.4	4.4	431.8%
Free cash flow interest cover	23.9	9.7	146.4%

(1) as at 30 June 2005 the Group had net cash position.

Definitions of financial ratios *[3]* are presented at the end of part IV of this MD&A *("Operating review – major lines of business of the Agora Group")*.

IV. OPERATING REVIEW - MAJOR LINES OF BUSINESS OF THE AGORA GROUP

IV.A. PRESS AND THE INTERNET

Tab. 6

in PLN million	I H 2005	I H 2004	% change yoy
Total sales	485.6	358.1	35.6%
Copy sales	97.5	94.2	3.5%
incl. *Gazeta Wyborcza*	*97.4*	*94.2*	3.4%
Advertising revenue	237.6	219.6	8.2%
incl. *Gazeta Wyborcza*	*232.6*	*217.3*	7.0%
Special publishing projects	112.0	10.3	987.4%
Revenue from Internet activity	6.4	5.0	28.0%
Other revenue	32.1	29.0	10.7%
incl. sales of printing services	*24.0*	*20.7*	15.9%
Total operating cost	(378.0)	(308.0)	22.7%
Raw materials, energy and consumables	(149.6)	(85.9)	74.2%
Staff cost	(86.1)	(88.2)	(2.4%)
D&A	(32.0)	(36.8)	(13.0%)
Other operating cost net, incl.:	(110.3)	(97.1)	13.6%
promotion and marketing (1) (2)	*(53.5)*	*(34.8)*	53.7%
outsourced printing services	*(10.1)*	*(21.1)*	(52.1%)
restructuring	-	*(6.1)*	-
EBIT	107.6	50.1	114.8%
EBIT margin	22.2%	14.0%	8.2pp
EBITDA	139.6	86.9	60.6%
EBITDA margin	28.7%	24.3%	4.4pp
Full-time employment at the end of the period	2,560	2,818	(9.2%)

(1) the amounts do not include the total cost of cross-promotion of Agora's different media (only the direct variable cost of campaigns carried out on advertising panels) if such promotion is executed without prior reservation on space which was not sold to external clients

(2) figures include start-up cost of a new publishing projects (free-of-charge volume and initial high promotion cost in media).

1. GAZETA WYBORCZA

1.1. Revenue

1.1.1. Copy sales

In the first half of 2005, average copy sales of *Gazeta Wyborcza* amounted to 467 thousand copies and were up by 5.2%.

1.1.2. Advertising sales

In the first half of 2005, *Gazeta*'s advertising revenue grew by 7.0% (including display advertising, classifieds and inserts).

In the first half of 2005, *Gazeta*'s share in display advertising in national, Warsaw and local dailies stood at about 43%. According to the Group's estimates, in the second quarter of 2005, *Fakt*'s share in newspaper display advertising amounted to about 6.5%.

Gazeta's share in the national display advertising stood at about 48% and due to growing competition was down only by about 3pp versus the same period of the previous year. This was due to tabloid *Fakt* which grew its share (the first quarter of 2005 was a first full quarter of its market performance) and broadening of national newspaper market through chain advertising offers of *Metropol* and Agora's *Metro*.

Gazeta Wyborcza increased its share by ca. 1.0pp in a very competitive, yet stagnant Warsaw display advertising market. In the first half of 2005 combined share of the Warsaw section of *Gazeta Wyborcza* and free-of-charge daily *Metro* increased by ca. 1.5pp to 72% in the Warsaw newspaper market.

Revenues from display advertising in the local markets (outside of Warsaw) increased by almost 12% in the first half of 2005. Healthy sales growth translates into slight improvement of *Gazeta's* market share. According to Agora's estimates, *Gazeta's* share in the local display advertising market increased by almost 1pp.

Share of ad pages in the total pagecount of *Gazeta* grew significantly and reached ca 46%, while the average number of ad pages published daily in all local and national editions amounted to ca 283 (up by 8%) *[4]*.

1.1.3. Special publishing projects

Revenues from special publishing projects grew due to a launch of a new publishing project in January – the encyclopedia followed by dictionaries and a series of the 19th century literature in May as well as continuation of the 20th century literature collection (ended in March 2005).

Encyclopedia project ran from January to June 2005. The series comprised 20-volume encyclopedia and 5 dictionaries. Volumes were available together with *Gazeta Wyborcza* at PLN 37 plus the price of the newspaper. The project was profitable.

Books from the series of the 19th century literature are available every Tuesday and are sold together with *Gazeta Wyborcza* at PLN 18 plus the price of the newspaper.

In the first half of 2005 total revenues from the projects amounted to PLN 112 million.

1.1.4. Other revenues

In the first half of 2005 the Group recorded a 15.9% growth in sale of printing services. This was caused by increased sales levels to new and existing clients.

1.2. Cost of production of *Gazeta Wyborcza* (newsprint and printing services)

Tab. 7

Cost of production of *Gazeta Wyborcza* in PLN million	I H 2005	I H 2004	% change yoy
Fixed cost	32.2	34.9	(7.7%)
incl. D&A	*18.9*	*19.4*	*(2.6%)*
Variable cost	64.1	76.3	(16.0%)
incl. newsprint	*52.9*	*60.2*	*(12.1%)*
TOTAL fixed and variable cost	96.3	111.2	(13.4%)

The decrease of fixed cost of *Gazeta Wyborcza*'s production results mainly from the restructuring in 2004.

1.2.1. Newsprint and printing services

The change of newsprint cost and cost of printing services in the first half of 2005 was mainly affected by lower average EUR/PLN exchange rate and change in production structure. In the first half of 2005, average EUR/PLN exchange rate was 13.8% lower than last year. Printing volume of *Gazeta Wyborcza* was 1% higher than in the first half of 2004, including a 50% decrease of printing volume in external printing plants. The main reasons behind decreased production in external printing plants were changes in structure of printed titles and a shift of *Duzy Format* (Large Format) production from external printing plant to Agora's in-house facility in the beginning of June 2004.

2. FREE PRESS

Following the success of the national *Metro* (present in 10 largest cities since 15 November 2004), on 18 April 2005 Agora rolled out the daily to further 9 cities broadening its advertising offer. In the second quarter of 2005 the average daily circulation of the newspaper reached 457 thousand copies, including 756 thousand copies on Fridays. Expanded reach translated into readership growth. In the second quarter of 2005 *Metro* had about 0.9 million readers

every day, which is almost four times more than last year. This makes *Metro* the 4th most frequently read national newspaper behind *Fakt*, *Gazeta Wyborcza* and *Super Express*. Readership of *Metropol* amounts to ca. 0.7 million readers daily, while that of *Rzeczpospolita* to 0.6 million.

In the first half of 2005, *Metro* generated revenue of PLN 4.8 million which was PLN 2.6 million more than in the first half of 2004.

3. INTERNET *[5]*

In the first half of 2005, Internet business recorded a positive EBITDA level. Revenues grew significantly (28.0%), while operating cost declined. Lower capital expenditure and depreciation of equipment, as well as amortization of intangible assets translated in decrease of D&A cost (a 56.7% decline in comparison to the first half of 2004). Maintenance cost declined as well (a 39.2% decline).

The number of unique users of *Gazeta.pl* increased by 63.3% to 4.4 million compared to the first half of 2005. The highest increase of page views was recorded by: *Forum*, *Blox*, *Wiadomosci* (*News* channel), *Kobieta* (*Woman* channel), *Strony lokalne* (*Local* channels).

IV.B. THE MAGAZINES

The price and gadget war among magazine publishers, especially in the segment of women's monthlies, became even tougher. The magazines are offered in different versions: with more or less expensive gadgets and without any gadget for a lower price. Regardless of that strategy (reducing cover prices and adding variety of gadgets), the number of copies sold of magazines is not growing.

Tab. 8

in PLN million	I H 2005	I H 2004	% change yoy
Total sales	45.7	46.9	(2.6%)
Copy sales	22.3	26.5	(15.8%)
Advertising revenue	23.3	20.3	14.8%
Other revenue	0.1	0.1	-
Total operating cost	(44.0)	(55.7)	(21.0%)
Raw materials, energy and consumables	(0.3)	(0.4)	(25.0%)
Staff cost	(9.2)	(10.8)	(14.8%)
D&A	(0.1)	(2.9)	(96.6%)
Other operating cost net, incl.:	(34.4)	(41.6)	(17.3%)
promotion and marketing (1)	*(14.8)*	*(16.5)*	*(10.3%)*
outsourced printing services	*(16.1)*	*(19.6)*	*(17.9%)*
restructuring	-	*(2.4)*	-
EBIT	1.7	(8.8)	-
EBIT margin	3.7%	(18.8%)	22.5pp
EBITDA	1.8	(5.9)	-
EBITDA margin	3.9%	(12.6%)	16.5pp
Full-time employment at the end of the period	196	252	(22.2%)

(1) the amounts do not include the total cost of cross-promotion of Agora's different media (only the direct variable cost of campaigns carried out on advertising panels) if such promotion is executed without prior reservation on space which was not sold to external clients

1. REVENUE

1.1. Copy sales

Tab. 9

	I H 2005	I H 2004	% change yoy
Average copy sales (in thousand of copies)	1,031.2	1,057.5	(2.5%)

The fall of copy sales reflects market trends. Withdrawing from the strategy to attach gadgets to magazines resulted in the decrease of their cover prices. As a result, revenues from copy sales declined. Please note, however, that the revenue figure for 2005 includes new titles *Logo and Nasz Poradnik*, but excludes *Wiedza i Zycie* which has been sold.

1.2. Advertising sales

Agora's magazines recorded a revenue growth in the first half of 2005 as compared to the same period of the previous year, closing of *City Magazine* and sale of *Wiedza i Zycie* notwithstanding. This was thanks to content and layout changes, as well as restructuring of the sales team introduced last year, which translated into growth of ads sold and an increase of share of ad pages.

In the first half of 2005, the magazines share in the magazine advertising market stood at 5.6%, a 0.3pp increase over last year.

2. COST

2.1. Cost of production of the Magazines (newsprint and printing services)

Printing services in external printing plants include the cost of newsprint and printing services. Printing cost decreased mainly due to a fall of EUR exchange rate against zloty and a decrease in the number of titles published.

2.2. Amortization

On 1 January 2005 new regulations in IAS 38 "Intangible Assets" came into force. One of the amendments is the introduction of intangibles with indefinite useful lives. According to the standard these intangibles should not be amortized. Instead, the Company is obliged to carry out:

a) annual assessment whether there are any indications that the useful life is no longer indefinite,
b) annual or more frequent impairment tests (if there are indications that the intangible asset may be impaired).

The Company performed analysis of the rights to publish magazines and concluded that their useful lives are indefinite. Consequently, according to the revised standard, these rights are not amortized.
As at 31 December 2004 the rights to publish magazines were tested for impairment. Following the tests no impairment loss was recognized.

2.3. Other cost

Lower headcount and cost of payroll in the first half of 2005 result from restructuring measures implemented in the second half of the previous year.

IV.C. OUTDOOR (AMS GROUP)

Estimated share of AMS in outdoor advertising market in the first half of 2005 stood at 29.9% (up by 1.1pp), excluding advertising described in the footnote 1 under the table below *[6]*.

Tab. 10

in PLN million	I H 2005	I H 2004	% change yoy
Total sales (1)	68.3	56.8	20.2%
Advertising revenue	68.2	56.1	21.6%
Other revenue	0.1	0.7	(85.7%)
Total operating cost	(60.0)	(63.1)	(4.9%)
Raw materials, energy and consumables	(3.4)	(5.2)	(34.6%)
Staff cost	(8.3)	(8.6)	(3.5%)
D&A	(8.9)	(10.0)	(11.0%)
Other operating cost net, incl.:	(39.4)	(39.3)	0.3%
rental fees for outdoor panels	*(21.8)*	*(21.8)*	-
execution of campaigns	*(10.4)*	*(8.6)*	*20.9%*
EBIT	8.3	(6.3)	-
EBIT margin	12.2%	(11.1%)	23.3pp
EBITDA	16.4	2.7	507.4%
EBITDA margin	24.0%	4.8%	19.2pp
Full-time employment at the end of the period	291	303	(3.9%)
Number of advertising faces (2)	23,658	23,339	1.4%

(1) the amounts do not include the revenue and direct and variable costs of cross-promotion of Agora's other media on AMS panels if such promotion was executed without prior reservation on space which was not sold to external clients.

(2) excluding advertising panels of Akcent Media Sp. z o.o. installed on petrol stations and small panels at bus shelters

1. REVENUE

In the first half of 2005 AMS grew advertising sales by 21.6%, which was ahead the market. The increase reflects market trends and higher efficiency of the company's advertising offer.

2. OPERATING COST

The PLN 1.8 million increase of cost of campaign execution in the first half of 2005 results from higher print cost and growing amount of campaigns.

3. IMPORTANT EVENTS

In the fourth quarter of 2004, AMS started offering ads on public transport vehicles in Warsaw. Since January 2005 this product is also available in other 7 large cities. The number of advertising campaigns on buses offered by AMS in the second quarter of 2005 indicates that AMS is gaining desired market position in this segment fast.

On 24 February 2005 the owner of Institute SMG/KRC Millward Brown Company, Cavendish acquired 20% shares in PBO Sp. z o.o. (the company created together with Clear Channel Polska Sp. z o.o.). Following the transaction the AMS's share in PBO decreased to 41%.

On 7 April 2005 two agreements with the City of Lodz were concluded: one for the construction of 100 bus shelters, the other for the rent of 600 sites of the advertising panels on shelters built by MPK Lodz. These agreements enable AMS to use other than its main competitor's bus shelters.

Following the successful tender for the construction of bus shelters in Szczecin, the agreement to build 100 shelters was signed on 30 June 2005. Additionally, on 20 July 2005 AMS took over 20 bus shelters located in the most attractive places in the city from a local company Eurotrade. Szczecin was the last from the group of 8 largest Polish cities where AMS lacked citylights on bus shelters.

On 17 December 2004 AMS entered into a preliminary agreement on acquiring a system of bus shelters and news stands in the shelters with 162 citylight panels located in Wroclaw. After the terms and conditions of the preliminary agreement were met, on 14 July AMS became the owner of the system.

These agreements constitute an important part of the company's strategy to expand into the citylight market. According to AMS estimates total investment related to the abovementioned agreements will amount to PLN 10 million.

IV.D. RADIO

Agora's radio group consists of: 27 local radio stations and a superregional news radio *TOK FM* broadcasting in 9 largest cities. Some 16 *Oldies* format stations play a key role in the local radio group.

1. LOCAL RADIO STATIONS

In May 2005 some organizational changes took place in the radio group of Agora. Agora's Radio Division was transferred to Lokalne Rozglosnie Radiowe. These changes aimed at consolidating radio operations in one entity.

The data presented below is a sum of financials of local radio stations and Radio Division consolidated pro forma. It excludes the financials of *TOK FM*, described separately in point 2 underneath.

Radio stations are managed by 27 radio companies in which Agora has shares.

Tab. 11

in PLN million	I H 2005	I H 2004	% change yoy
Total sales	26.4	22.6	16.8%
Advertising revenue (1)	25.2	21.0	20.0%
Other revenue	1.2	1.6	(25.0%)
Total operating cost	(28.1)	(25.8)	8.9%
Raw materials, energy and consumables (3)	(0.4)	n/a	-
Staff cost	(12.5)	(12.2)	2.5%
D&A	(1.4)	(1.4)	-
Other operating cost net, incl.: (3)	(13.8)	n/a	-
promotion and marketing (2) (3)	*(5.9)*	n/a	-
EBIT	(1.7)	(3.2)	46.9%
EBIT margin	(6.4%)	(14.2%)	7.8pp
EBITDA	(0.3)	(1.8)	83.3%
EBITDA margin	(1.1%)	(8.0%)	6.9pp
Full-time employment at the end of the period	365	387	(5.7%)

(1) barter sales from Agora SA constituted 9.3% of advertising revenue after first half of 2005. Promotion and marketing cost do not include all barter costs due to deferred execution of advertising campaigns.

(2) the amounts do not include the total cost of cross-promotion of Agora's different media (only the direct variable cost of campaigns carried out on advertising panels) if such promotion is executed without prior reservation on space which was not sold to external clients

(3) due to transfer of Radio Division to Lokalne Rozglosnie Radiowe some financial data is unavailable

1.1. Revenue

Local stations from the Agora Group sell ads to local and national clients through their national sales department. Additionally, national sales department serves as a broker for non-Agora's radio stations.

Market share of Agora's local radio stations group in the first half of 2005

Tab. 12

Cumulative:	Share in the advertising market	Share in the advertising market of local radio stations	Share in the audience market [7]	*Zlote Przeboje's* share in the audience market
2005	10.8%	32.5%	11.2%	10.6%
2004	10.6%	32.3%	12.3%	11.1%

In the first half of 2005 Agora's local radio stations group maintained its position of the third largest radio player - behind *RMF FM* and *Radio Zet* - in the radio advertising market in Poland and in the audience market (in the cities of Agora's operations, 20-50 years of age, January – June 2005) *[7]*.

In the first half of 2005 total radio market grew by 12%. Spending for local radios increased by 12%, whereas that for national by 12.4%

2. SUPERREGIONAL RADIO *TOK FM*

In the first half of 2005, revenue of superregional radio station *TOK FM* reached PLN 1.2 million, EBITDA was a negative of PLN 1.9 million and net loss amounted to PLN 5.5 million, including PLN 3.5 million of finance cost of shareholders financing.

In the first half of 2005 *TOK FM* achieved 2.5% audience share in the Warsaw market (compared to 2.2% in the first half of 2004, Warsaw and in the age group of 15-75).

NOTES

[1] The Group's net profit refers to "net profit attributable to equity holders of the parent".

[2] The data on the number of copies sold of daily newspapers is derived from the National Circulation Audit Office (ZKDP). The term "copy sales" used in this MD&A is consistent with the sales declarations of publishers to the National Circulation Audit Office.

Data on dailies readership are based on PBC General research carried out by SMG/KRC A Millward Brown Company on a random, nationwide sample of Poles over 15 years of age. Weekly readership index was used - percentage of respondents reading at least one edition of the title within 7 days of the survey and Last issue readership index - percentage of respondents reading the title the day before. Size of the samples: nationwide PBC General for January – June 2004 n = 18,081, April - June 2004 n = 9,013; January – June 2005 n = 18,017, April - June 2005 n = 8,998.

[3] Definition of ratios:

$$\text{Net profit margin} = \frac{\text{Net profit (loss) attributable to equity holders of the parent}}{\text{Sales of finished products, merchandise and materials}}$$

$$\text{Gross profit margin} = \frac{\text{Profit (loss) on sales}}{\text{Sales of finished products, merchandise and materials}}$$

$$\text{Return on equity} = \frac{\text{Net profit (loss) attributable to equity holders of the parent}}{\text{(Equity attributable to equity holders of the parent at the beginning of the period + Equity attributable to equity holders of the parent at the end of the period) / 2 / (2 for half-year)}}$$

$$\text{Debtors days} = \frac{\text{(Trade receivables gross at the beginning of the period + Trade receivables gross at the end of the period / 2}}{\text{Sales of finished products, merchandise and materials / no. of days}}$$

$$\text{Creditors days} = \frac{\text{(Trade creditors at the beginning of the period + Trade creditors at the end of the period) / 2}}{\text{Cost of sales / no of days}}$$

$$\text{Inventory turnover} = \frac{\text{(Inventories at the beginning of the period + Inventories at the end of the period) / 2}}{\text{Cost of sales / no of days}}$$

$$\text{Current ratio} = \frac{\text{Current Assets}}{\text{Current liabilities}}$$

$$\text{Gearing ratio} = \frac{\text{Current and non-current liabilities from loans – cash and cash equivalents – highly liquid short-term monetary assets}}{\text{Total equity and liabilities}}$$

$$\text{Interest cover} = \frac{\text{Operating profit / (loss)}}{\text{Interest charge}}$$

$$\text{Free cash flow interest cover} = \frac{\text{Free cash flow}}{\text{Interest charge}}$$

[4] Data based on modified methodology of share of ad pages calculation, complying with regulations in VAT act.

[5] Data on the number of Internet users and unique users: the Company's calculation on the basis of GemiusTraffic, Gemius SA. Portal reach on the basis of MegaPanel PBI/Gemius, Polskie Badania Internetu Sp. z o.o. and Gemius SA.

[6] Source: report on sales of outdoor companies prepared by Izba Gospodarcza Reklamy Zewnętrznej (IGRZ) which include: AMS SA., Cityboard Media, Clear Channel Poland, Stroeer Out of Home Meda, News Outdoor Poland, Gigaboard Polska, Mini Media/Publiprox and Business Consulting. The report is prepared on the basis of financial data provided by member companies of IGRZ. This is better source of information of the outdoor market performance than estimates prepared by Media Watch.

[7] Audience market data referred herein are based on Radio Track surveys, carried out by SMG/KRC A Millward Brown Company (all places, all days and all quarters of an hour of listening) for local radio stations: in the cities of Agora's radio stations broadcasting and in the age group of 20-50, from January to June (sample for 2005 = 4,233; for 2004 = 3,885); for TOK FM: in Warsaw from January to June (sample for 2005 = 2,131; for 2004 = 2,118); for Zlote Przeboje: in cities of broadcasting and in the age group of 30-50 from January to June (sample for 2005 = 4,227; for 2004 = 3,991).

V. MANAGEMENT BOARD'S REPRESENTATIONS

1. Representation concerning accounting policies

Management Board of Agora confirms that, to the best knowledge, consolidated half-yearly financial statements together with comparative figures, have been prepared according to all applicable accounting standards and give a true and fair view of the state of affairs of the Group at the end of the first half of the year and of the profit or loss of the Group for the period then ended.
Management Discussion and Analysis shows true view of the state of affairs of the Group, including evaluation of risks and uncertainties.

2. Representation concerning election of the Company's auditor

Management Board of Agora confirms that the Company's auditor have been elected according to applicable rules and that the company reviewing Agora's accounts and chartered accountants engaged in the review of Agora met objectives to present an objective and independent report.

VI. ADDITIONAL INFORMATION

VI.A. INFORMATION CONCERNING SIGNIFICANT CONTRACTS

- On 31 March 2005 Agora SA executed annex no. 4 to the long-term loan agreement up to PLN 500 million entered into on 5 April 2002 with Bank Polska Kasa Opieki SA. with its seat in Warsaw. The annex extended the drawing period of the loan by two years, i.e. up to 30 March 2007, and the repayment date has changed to 31 December 2010.
- On 30 June 2005, Agora SA signed the Second Supplemental Deposit Agreement amending the Deposit Agreement executed on 4 March 1999. Introduced amendments waive the limit of the number of shares which the Depositary is authorized to accept for deposit under the depositary receipts program.

VI.B. CHANGES IN CAPITAL AFFILIATIONS OF THE ISSUER WITH OTHER ENTITIES

- On 24 January 2005 Agora disposed 9,000 shares constituting 100% of the share capital of Centrum Handlu Internetowego Sp. z o.o. for PLN 2,544 thousand. The carrying value of these shares in the consolidated financial statements amounted to PLN 1,293 thousand.
- On 5 April 2005, Agora purchased 100 shares of Inforadio Sp. z o.o., the broadcaster of a radio program *TOK FM*. As the result of the transaction Agora owns 66.05% of Inforadio share capital.

VI.C. OTHER SUPPLEMENTARY INFORMATION

1. Remuneration, bonuses and other benefits paid, outstanding or conditionally outstanding to members of Management and Supervisory Boards

Information about remuneration is presented in note 23 of the financial statements.

2. Changes in ownership of shares and rights to shares by Management Board members in the first half of 2005 and until the date of publication of the report

Disposal of shares held by Management Board members is in compliance with agreements concluded with brokerage house concerning orderly disposal of the Company's shares. Changes in ownership of shares by the Management Board members resulting from disposal of shares are depicted in the table below:

Tab. 13

a. shares	as of 30 June 2005	decrease	increase	as of 31 December 2004
Wanda Rapaczynski	1,351,345	50,512	0	1,401,857
Piotr Niemczycki	1,599,372	149,001	0	1,748,373
Zbigniew Bak	155,850	0	0	155,850
Jaroslaw Szalinski	9,218	0	0	9,218

b. rights to shares	as of 30 June 2005	decrease	increase	as of 31 December 2004
Wanda Rapaczynski	0	0	0	0
Piotr Niemczycki	0	0	0	0
Zbigniew Bak	0	0	0	0
Jaroslaw Szalinski	0	0	0	0

After the balance sheet date, members of Agora's Management Board had their shares of the Company traded. The ownership of shares by members of the Management Board as of the day of publication of the report is depicted in the table below:

a. shares	as of 27 September 2005	decrease	increase	as of 30 June 2005
Wanda Rapaczynski	1,301,857	49,488	0	1,351,345
Piotr Niemczycki	1,549,372	50,000	0	1,599,372
Zbigniew Bak	130,850	25,000	0	155,850
Jaroslaw Szalinski	9,218	0	0	9,218

3. Changes in ownership of shares by Supervisory Board members in the first half of 2005

Tab. 14

	as of 30 June 2005	decrease	increase	as of 31 December 2004
Anna Fornalczyk	0	0	0	0
Tomasz Sielicki	33	0	0	33
Stanislaw Soltysinski*(1)*	-	-	-	-
Louis Zachary	0	0	0	0
Sanford Schwartz	0	0	0	0

(1) Stanislaw Soltysinski invests in a „blind trust"fund

4. Shareholders entitled to exercise over 5% of total voting rights at the General Meeting of Shareholders, either directly or through affiliates as of the date of publication of the report

To the best of the Company's knowledge as of the day of publication of the report for the first half of 2005, the following shareholders are entitled to exercise over 5% of voting rights at the General Meeting of Shareholders in the Company:

Tab. 15

	no. of shares	% of share capital	no. of votes	% of voting rights
Agora-Holding Sp. z o.o.	10,525,609	18.5%	27,652,009	37.4%

Warsaw, 27 September 2005

Wanda Rapaczynski – President of the Management Board ....

Piotr Niemczycki – Deputy President of the Management Board ....

Zbigniew Bak – Deputy President of the Management Board ....

Jarosław Szalinski – Member of the Management Board ....